                                                FILED PURSUANT TO RULE 424(b)(5)
                                                     REGISTRATION NOS. 333-50855
                                                                AND 333-50855-01

                   SUBJECT TO COMPLETION, DATED MAY 29, 1998

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 1, 1998)

$2,500,000,000

         [LOGO]
TYCO INTERNATIONAL GROUP S.A.

FULLY AND UNCONDITIONALLY GUARANTEED BY TYCO INTERNATIONAL LTD.

$              % NOTES DUE 2005

$              % NOTES DUE 2008

$              % NOTES DUE 2028

$              % DEALER REMARKETABLE SECURITIES(SM) (DRS.(SM)) DUE 2013

The % Notes due 2005 (the "2005 Notes"), the % Notes due 2008 (the "2008 Notes") and the % Notes due 2028 (the "2028 Notes") will bear interest from
          , 1998 at the rate of    %,    % and    % per annum, respectively,
payable semiannually on           and           , commencing           , 1998.
The 2005 Notes, the 2008 Notes and the 2028 Notes are hereinafter collectively referred to as the "Notes."

The Dealer remarketable securities ("Drs.(SM)") due           , 2013 (the
"Stated Maturity Date") will bear interest at the rate of    % per annum from
          , 1998 until           , 2003 (the "Remarketing Date"). Interest on
the Drs. is payable semiannually on               and               , commencing
          , 1998.

The Notes and the Drs. will be unsecured and unsubordinated obligations of Tyco International Group S.A. (the "Company") and will be fully and unconditionally guaranteed on an unsubordinated basis (the "Guarantees" and, together with the Notes and the Drs., the "Securities") by Tyco International Ltd., a Bermuda company and the sole shareholder of the Company ("Tyco"). The Notes and the Drs.

                                                        (CONTINUED ON NEXT PAGE)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Notes will be offered by the Underwriters on a fixed price basis as set forth in the table below.

---------------------------------------------------------------------------------------------------------------------
                                                           PRICE TO            UNDERWRITING               PROCEEDS TO
                                                           PUBLIC(1)           DISCOUNT(2)              COMPANY(1)(3)
---------------------------------------------------------------------------------------------------------------------
Per 2005 Note                                                      %                   %                   %
---------------------------------------------------------------------------------------------------------------------
Per 2008 Note                                                      %                   %                   %
---------------------------------------------------------------------------------------------------------------------
Per 2028 Note                                                      %                   %                   %
---------------------------------------------------------------------------------------------------------------------
Total                                                      $                   $                   $
---------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from          , 1998.
(2) The Company and Tyco have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated to be
    approximately $    .

The Drs. will be offered by the Underwriters at varying prices based on prevailing market prices at the time of resale. The net proceeds to the Company
for the Drs. will be     % of the principal amount of the Drs., or $         ,
plus accrued interest, if any, from           , 1998, before deducting expenses
payable by the Company estimated to be approximately $         . The net
proceeds to the Company of the offering of the Drs. will include a premium paid by the Remarketing Dealer for the right to require the mandatory tender of all outstanding Drs. See "Underwriting."

The Notes and the Drs. are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by counsel for the Underwriters. It is expected that delivery of the Notes and the Drs. will be made through the facilities of The
Depository Trust Company on or about               , 1998, against payment
therefor in same-day funds.

                                       JOINT BOOKRUNNERS
J.P. MORGAN & CO.                                                     MORGAN STANLEY DEAN WITTER
                                       -----------------
LEHMAN BROTHERS                                                              MERRILL LYNCH & CO.
CREDIT SUISSE FIRST BOSTON                                          DONALDSON, LUFKIN & JENRETTE
                                                                          SECURITIES CORPORATION
                                      -------------------
ABN AMRO INCORPORATED                                             BANCAMERICA ROBERTSON STEPHENS
BEAR, STEARNS & CO. INC.                                               BNY CAPITAL MARKETS, INC.
BT ALEXu BROWN                                                         CITICORP SECURITIES, INC.
COMMERZBANK CAPITAL MARKETS CORPORATION                    CREDIT LYONNAIS SECURITIES (USA) INC.
FIRST CHICAGO CAPITAL MARKETS, INC.                            FIRST UNION CAPITAL MARKETS CORP.
NATIONSBANC MONTGOMERY SECURITIES LLC                                   PAINEWEBBER INCORPORATED
SCOTIA CAPITAL MARKETS                                                            UBS SECURITIES

---------------

"Dealer remarketable securities(SM)" and "Drs.(SM)" are service marks of J.P. Morgan Securities Inc.

(CONTINUED FROM PREVIOUS PAGE)

will rank pari passu with all unsecured and unsubordinated indebtedness of the Company, and the Guarantees will rank pari passu with all unsecured and unsubordinated indebtedness of Tyco. The Notes and the Drs. will be effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

Except as provided in "Description of the Debt Securities and the Guarantees--Redemption Upon Changes in Withholding Taxes" in the accompanying Prospectus, the 2005 Notes and the 2008 Notes are not redeemable prior to maturity.

The 2028 Notes may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2028 Notes and (ii) as determined by the Quotation Agent (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Redemption Treasury Rate (as defined
herein) plus     basis points plus, in each case, accrued interest thereon to the date of redemption. See "Description of the Notes--Optional Redemption" herein. The 2028 Notes are also subject to redemption to the extent described in "Description of the Debt Securities and the Guarantees-- Redemption Upon Changes in Withholding Taxes" in the accompanying Prospectus.

The Drs. are subject to mandatory tender on the Remarketing Date. If J.P. Morgan Securities Inc., as Remarketing Dealer (the "Remarketing Dealer"), elects to remarket the Drs. as described herein, the Drs. will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Remarketing Date. See "Description of the Drs.--Mandatory Tender of Drs.; Remarketing." If the Remarketing Dealer elects not to remarket the Drs., or for any reason does not purchase all of the Drs. on the Remarketing Date, all holders will be required to tender, and the Company will be required to purchase, on the Remarketing Date, any Drs. that have not been purchased by the Remarketing Dealer at 100% of the principal amount thereof plus accrued interest, if any. See "Description of the Drs.--Repurchase."

The Drs. will be redeemable on the Remarketing Date on the terms described in "Description of the Drs.--Redemption" and as provided in "Description of the Debt Securities and the Guarantees-- Redemption Upon Changes in Withholding Taxes" in the accompanying Prospectus.

The Notes and the Drs. will be respectively represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as Depositary. Beneficial interests in the Notes and the Drs. will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, the Notes and the Drs. will not be issued in definitive form. Neither the Notes nor the Drs. will be listed on any securities exchange.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE THE PRICES OF THE NOTES OR THAT MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE NOTES AND THE DRS. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERINGS, AND MAY BID FOR, AND PURCHASE, THE NOTES OR THE DRS. IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

    No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in connection with the offer contained in this Prospectus Supplement and the accompanying Prospectus, and if given or made, such other information or representations must not be relied upon as having been authorized by the Company, Tyco or any of the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy by the Company, Tyco or any Underwriter any securities in any jurisdiction to any person to whom it is unlawful for the Company, Tyco or such Underwriter to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or Tyco since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

    Certain statements contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. In particular, any statements contained herein and therein regarding the consummation and benefits of recent or future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company and/or Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things, overall economic and business conditions, the demand for the goods and services of the Company and Tyco, competitive factors in the industries in which the Company and Tyco compete, changes in government regulations and the timing, impact and other uncertainties of future acquisitions.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
                                                PROSPECTUS SUPPLEMENT

Incorporation of Certain Information by Reference..........................................................        S-4
Tyco International Ltd.....................................................................................        S-5
The Company................................................................................................        S-5
Current Developments.......................................................................................        S-6
Use of Proceeds............................................................................................        S-7
Ratio of Earnings to Fixed Charges of Tyco.................................................................        S-7
Capitalization of Tyco.....................................................................................        S-8
Selected Consolidated Financial Data of Tyco...............................................................        S-9
Business of Tyco...........................................................................................       S-12
Description of the Notes...................................................................................       S-22
Description of the Drs.....................................................................................       S-23
Certain United States Federal Income and Luxembourg Tax Consequences.......................................       S-29
Underwriting...............................................................................................       S-32
Legal Matters..............................................................................................       S-34

                                                      PROSPECTUS

Available Information......................................................................................          2
Incorporation of Certain Information by Reference..........................................................          2
Tyco International Ltd. ...................................................................................          3
The Company................................................................................................          3
Use of Proceeds............................................................................................          4
Ratio of Earnings to Fixed Charges of Tyco.................................................................          4
Description of the Debt Securities and the Guarantees......................................................          5
Plan of Distribution.......................................................................................         17
Legal Matters..............................................................................................         18
Experts....................................................................................................         18

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    In addition to the documents identified in "Incorporation of Certain Information by Reference" in the accompanying Prospectus, the following documents, which have been filed by Tyco with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this Prospectus Supplement:

    1. Tyco's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

    2.  Tyco's Current Report on Form 8-K/A filed on May 13, 1998.

                            TYCO INTERNATIONAL LTD.

    Tyco International Ltd. ("Tyco") is a diversified manufacturing and service company that, through its subsidiaries, operates in four segments: (i) the design, manufacture and distribution of disposable medical supplies and other specialty products, and the conduct of vehicle auctions and related services;
(ii) the design, manufacture, installation and service of fire detection and suppression systems, and the installation, monitoring and maintenance of electronic security systems; (iii) the design, manufacture and distribution of flow control products; and (iv) the design, manufacture and distribution of electrical and electronic components, and the design, manufacture, installation and service of undersea cable communication systems (as described in greater detail under "Business of Tyco").

    Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    On July 2, 1997, a wholly-owned subsidiary of what was formerly called ADT Limited ("ADT") merged with Tyco International Ltd., a Massachusetts corporation ("Former Tyco"). Upon consummation of the merger, ADT (the continuing public company) changed its name to Tyco International Ltd.

    Tyco's registered and principal executive offices are located at The Gibbons Building, 10 Queen Street, Suite 301, Hamilton HM 11, Bermuda, and its telephone number is (441) 292-8674. The executive offices of Tyco's principal United States subsidiary, Tyco International (US) Inc. ("Tyco US"), are located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

                                  THE COMPANY

    Tyco International Group S.A., a Luxembourg company (the "Company"), is a direct wholly-owned subsidiary of Tyco. The registered and principal offices of the Company are located at 6, Avenue Emile Reuter, 2nd Floor, L-2420 Luxembourg, and its telephone number is (352) 464-340-1. Through its subsidiaries, the Company owns substantially all of the assets, and engages in substantially all of the businesses, owned or engaged in by Tyco.

                              CURRENT DEVELOPMENTS

    On May 29, 1998, a subsidiary of Tyco acquired the Wells Fargo Alarm business of Borg-Warner Security Corporation ("Wells Fargo") for $425 million in cash. Wells Fargo, with annual revenues of approximately $250 million, is a full service provider of electronic security services, including intrusion, fire detection and monitoring, as well as closed circuit television and access control.

    On May 25, 1998, Tyco entered into a definitive merger agreement for the acquisition of United States Surgical Corporation ("USS") in a stock for stock transaction valued at approximately $3.3 billion. USS, with annual revenues of approximately $1.4 billion, develops, manufactures and markets a line of surgical wound closure products and advanced surgical products to hospitals throughout the world. The acquisition, which will be accounted for as a pooling of interests, will be structured with USS shareholders receiving 0.7606 of a Tyco common share for each share of USS common stock outstanding. According to publicly filed documents, as of March 31, 1998, USS had 76,658,350 shares of common stock outstanding. The consummation of the transaction is contingent upon customary regulatory review, approval by the USS shareholders and certain other conditions. USS is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission.

    Also on May 25, 1998, a subsidiary of Tyco purchased 6.7 million shares of capital stock of CIPE S.A. ("CIPE"), representing approximately 63% of the outstanding shares of CIPE, for approximately $265 million. This subsidiary intends to conduct a simplified tender offer for the remaining outstanding shares of CIPE. CIPE, with annual revenues of approximately $230 million, is a full provider of electronic security services and equipment throughout Europe, with operations in Belgium, the Netherlands, Spain, Germany and Switzerland.

    On April 13, 1998, Tyco acquired Confab, Inc. ("Confab") for approximately $142 million in cash. Confab, with sales in excess of $200 million, is a major manufacturer of adult incontinent and other hygiene products sold to retailers and, to a lesser extent, institutions in the United States.

    In March 1998, Tyco sold 25.3 million of its common shares in a public offering at $50.75 per share. The net proceeds from the sale were used to repay indebtedness incurred for previous acquisitions.

    Tyco and its subsidiaries review acquisition opportunities in the ordinary course of its business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Securities offered hereby are estimated to be $2,482.5 million. Such proceeds are expected to be used to repay borrowings under the bank credit agreement and certain uncommitted lines of credit of Tyco US. As of May 28, 1998, there was $2,100.0 million outstanding under the bank credit agreement, bearing interest at a rate per annum of 5.97% and having current maturities of less than 30 days, although such borrowings may be renewed upon maturity for periods through April 1999. Also as of this date, there was $342.0 million outstanding under such uncommitted lines of credit, bearing interest at a weighted average rate per annum of 5.81% and having due dates that generally range from overnight to 90 days. The borrowings under the bank credit agreement and uncommitted lines of credit were primarily incurred in connection with certain business acquisitions in fiscal 1998, including, among others, the Sherwood-Davis & Geck division of American Home Products Corporation, Wells Fargo, Confab and CIPE. Certain affiliates of the Underwriters are lenders under the bank credit agreement and uncommitted lines of credit and will receive a significant portion of the net proceeds. See "Underwriting."

                   RATIO OF EARNINGS TO FIXED CHARGES OF TYCO

    The following table sets forth the ratio of earnings to fixed charges for Tyco for the six months ended March 31, 1998, the nine month transitional fiscal year ended September 30, 1997, and the years ended December 31, 1996, 1995, 1994 and 1993.

                                                                                        FISCAL YEAR      YEAR ENDED DECEMBER 31,
                                                                    SIX MONTHS             ENDED
                                                                       ENDED           SEPTEMBER 30,     ------------------------
                                                                  MARCH 31, 1998          1997(3)           1996         1995
                                                                 -----------------  -------------------     -----        -----
Ratio of earnings to fixed charges(1)(2).......................           6.88                  (4)              (4)        3.00


                                                                    1994         1993
                                                                    -----        -----
Ratio of earnings to fixed charges(1)(2).......................        3.33         2.76

------------------------

(1)(2)(3)(4) See corresponding footnotes on page 4 of the accompanying
Prospectus.

                             CAPITALIZATION OF TYCO

    The following table sets forth the consolidated capitalization of Tyco on an actual basis as of March 31, 1998, on a pro forma basis to give effect to increases in amounts outstanding under the bank credit agreement and uncommitted lines of credit subsequent to March 31, 1998 in connection with the acquisitions of Wells Fargo, Confab and CIPE and the repayment of the sterling denominated bank facility, and as adjusted to give effect to the issuance of the Notes and the Drs. and the application of the net proceeds thereof. See "Use of Proceeds." This table should be read in conjunction with the audited Consolidated Financial Statements of Tyco and the related notes, incorporated herein by reference. See also "Use of Proceeds."

                                                                       MARCH 31, 1998
                                                           ---------------------------------------
                                                              ACTUAL       PRO FORMA   AS ADJUSTED
                                                           -------------  -----------  -----------
                                                              (IN MILLIONS, EXCEPT SHARE DATA)
Loans payable and current portion of long-term debt
  (1):...................................................    $   255.0     $   255.0    $   255.0
                                                           -------------  -----------  -----------
                                                           -------------  -----------  -----------

Long-term debt (1):
  Bank and acceptance facilities.........................    $     1.6     $     1.6    $     1.6
  Bank credit agreement (2)..............................      1,500.0       2,100.0           --
  Private placement notes(2).............................        625.0         625.0        625.0
  Uncommitted lines of credit (2)........................        235.0         617.1        234.6
  8.125% public notes due 1999...........................         10.5          10.5         10.5
  8.25% senior notes due 2000............................          9.5           9.5          9.5
  6.5% public notes due 2001.............................        298.9         298.9        298.9
  Sterling denominated bank facility due 2002............        142.1            --           --
  9.25% senior subordinated notes due 2003...............         14.1          14.1         14.1
  6.375% public notes due 2004...........................        104.5         104.5        104.5
  Zero Coupon Liquid Yield Option Notes due 2010.........        190.0         190.0        190.0
  9.5% public debentures due 2022........................         49.0          49.0         49.0
  8.0% public debentures due 2023........................         50.0          50.0         50.0
     % Notes due 20  ....................................           --            --      1,861.9
     % Dealer remarketable securities due 2013...........           --            --        620.6
  Other..................................................        169.2         169.2        169.2
                                                           -------------  -----------  -----------
      Total debt.........................................      3,399.4       4,239.4      4,239.4
      Less current portion...............................        255.0         255.0        255.0
                                                           -------------  -----------  -----------
      Total long-term debt...............................      3,144.4       3,984.4      3,984.4
                                                           -------------  -----------  -----------

Shareholders' equity:
Common shares, $0.20 par value, 1,503,750,000 shares
  authorized; 580,613,217 shares outstanding, net of
  4,638,401 shares owned by subsidiaries.................        116.1         116.1        116.1

Capital in excess:
  Share premium..........................................      3,475.0       3,475.0      3,475.0
  Contributed surplus, net of deferred compensation of
    $2.3.................................................      2,414.0       2,414.0      2,414.0
Currency translation adjustment..........................       (226.5)       (226.5)      (226.5)
Accumulated deficit......................................       (375.8)       (375.8)      (375.8)
                                                           -------------  -----------  -----------
      Total shareholders' equity.........................      5,402.8       5,402.8      5,402.8
                                                           -------------  -----------  -----------
Total capitalization.....................................    $ 8,547.2     $ 9,387.2    $ 9,387.2
                                                           -------------  -----------  -----------
                                                           -------------  -----------  -----------

------------------------

(1) All of such indebtedness (other than the Notes and the Drs.) are obligations of subsidiaries of the Company.

(2) The Company intends to refinance this indebtedness to become obligations of the Company and not of its subsidiaries within 90 days after the sale of the Securities.

                  SELECTED CONSOLIDATED FINANCIAL DATA OF TYCO

    The following table sets forth selected consolidated financial information of Tyco for the six month periods ended March 31, 1998 and March 31, 1997, the nine month fiscal year ended September 30, 1997 and the two years in the period ended December 31, 1996. The selected consolidated financial data reflects the combined results of operations and financial position of Tyco, Former Tyco and Keystone International, Inc. ("Keystone"), which was acquired in 1997, restated for all periods presented pursuant to the pooling of interests method of accounting. The selected consolidated financial data prior to January 1, 1997, does not reflect the results of operations and financial position of INBRAND Corporation ("INBRAND"), which was acquired in 1997 and accounted for under the pooling of interests method of accounting, due to immateriality. The information presented for the six months ended March 31, 1998 and 1997 are unaudited and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of such data. The results for the six months ended March 31, 1998 are not necessarily indicative of the results to be expected for the fiscal year ending September 30, 1998. The selected financial information should be read in conjunction with Tyco's Consolidated Financial Statements and related notes and the information contained in "Management's Discussion and Analysis of Financial Condition and Operating Results," incorporated herein by reference.

                                                                                                 NINE
                                                                             SIX MONTHS         MONTHS
                                                                               ENDED             ENDED     YEAR ENDED DECEMBER
                                                                             MARCH 31,         SEPTEMBER           31,
                                                                        --------------------      30,      --------------------
                                                                          1998       1997       1997(1)     1996(2)    1995(2)
                                                                        ---------  ---------  -----------  ---------  ---------
                                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales.............................................................  $ 5,539.5  $ 4,564.9   $ 7,588.2   $ 8,103.7  $ 6,915.6
Cost of sales.........................................................    3,664.3    3,096.4     5,102.6     5,475.2    4,665.3
Selling, general and administrative expenses..........................    1,027.6      927.2     1,534.9     1,656.5    1,495.4
Merger, restructuring and other non-recurring charges.................     --          246.9       917.8       246.1       97.1
Charge for the impairment of long-lived assets........................     --         --           148.4       744.7        8.2
Write off of purchased in-process research and
  development.........................................................     --         --           361.0      --         --
                                                                        ---------  ---------  -----------  ---------  ---------
Operating income (loss)(3)(4)(5)......................................      847.6      294.4      (476.5)      (18.8)     649.6
Interest income.......................................................       13.7       15.0        24.2        31.5       19.0
Interest expense......................................................      (95.4)     (94.8)     (137.5)     (193.3)    (187.5)
Other income less expenses............................................     --          118.4      --           119.4       (5.0)
                                                                        ---------  ---------  -----------  ---------  ---------
Income (loss) before income taxes and
  extraordinary items.................................................      765.9      333.0      (589.8)      (61.2)     476.1
Income taxes..........................................................     (248.9)    (117.6)     (187.0)     (235.5)    (208.6)
                                                                        ---------  ---------  -----------  ---------  ---------
Income (loss) before extraordinary items..............................      517.0      215.4      (776.8)     (296.7)     267.5
Extraordinary items, net of taxes.....................................       (1.2)      (2.6)      (58.3)       (8.4)     (12.4)
                                                                        ---------  ---------  -----------  ---------  ---------
Net income (loss).....................................................      515.8      212.8      (835.1)     (305.1)     255.1
Dividends on preference shares........................................     --           (0.1)     --            (0.3)      (0.3)
                                                                        ---------  ---------  -----------  ---------  ---------
Net income (loss) available to common shareholders....................  $   515.8  $   212.7   $  (835.1)  $  (305.4) $   254.8
                                                                        ---------  ---------  -----------  ---------  ---------
                                                                        ---------  ---------  -----------  ---------  ---------
BASIC EARNINGS PER SHARE(6):
Income (loss) before extraordinary items..............................  $     .94  $     .44   $   (1.50)  $    (.62) $     .58
Extraordinary items, net of taxes.....................................     --           (.01)       (.11)       (.02)      (.03)
Net Income (Loss).....................................................        .93        .43       (1.61)       (.64)       .55

DILUTED EARNINGS PER SHARE(6):
Income (loss) before extraordinary items..............................  $     .91  $     .43   $   (1.50)  $    (.62) $     .57
Extraordinary items, net of taxes.....................................     --           (.01)       (.11)       (.02)      (.03)
Net Income (Loss).....................................................        .91        .42       (1.61)       (.64)       .54

CASH DIVIDENDS PER COMMON SHARE(6)(7).................................  $    0.05                 See (7) below.

CONSOLIDATED BALANCE SHEET DATA:
Working Capital.......................................................  $   659.6              $   117.0   $   292.7  $   777.1
Total assets..........................................................   13,338.5               10,447.0     8,471.3    7,357.8
Long-term debt........................................................    3,144.4                2,480.6     1,878.4    1,760.7
Convertible redeemable preference shares..............................     --                     --          --            4.9
Shareholders' equity..................................................    5,402.8                3,429.4     3,288.6    3,342.7

------------------------

(1) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 ("Fiscal 1997") is presented.

(2) On July 2, 1997, Tyco (formerly ADT) merged with Former Tyco. On August 27, 1997 and August 29, 1997, Tyco merged with INBRAND and Keystone, respectively. These three combinations are collectively referred to as the "Mergers" and are more fully described in Notes 1 and 2 to the Consolidated Financial Statements contained in Tyco's Transition Report on Form 10-K for the nine-month period ended September 30, 1997 (the "Form 10-K"), incorporated herein by reference. Prior to the Mergers, ADT and Keystone had a December 31 fiscal year end and Former Tyco had a June 30 fiscal year end. The historical results have been combined using a December 31 fiscal year end for ADT, Keystone and Former Tyco for the year ended December 31, 1996. For 1995, the results of operations and financial position reflect the combination of ADT and Keystone with a December 31 fiscal year end and Former Tyco with a June 30 fiscal year end. Net sales and net income for Former Tyco for the period July 1, 1995 through December 31, 1995 (which results are not included in the historical combined results) were $2.46 billion and $136.4 million, respectively.

(3) Operating loss in Fiscal 1997 results include charges related to merger, restructuring and other non-recurring costs of $917.8 million and impairment of long-lived assets of $148.4 million primarily related to the Mergers and integration of ADT, Former Tyco, Keystone, and INBRAND. See Notes 11 and 15 to the Consolidated Financial Statements contained in the Form 10-K. Fiscal 1997 also includes a charge of $361.0 million for the write-off of purchased in-process research and development related to the acquisition of AT&T's submarine systems business.

(4) Operating loss in 1996 includes non-recurring charges of $744.7 million related to the adoption of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," $237.3 million related principally to the restructuring of ADT's electronic security services business in the United States and United Kingdom and $8.8 million of fees and expenses related to ADT's acquisition of Automated Security (Holdings) PLC, a United Kingdom quoted Company. See Notes 11 and 15 to the Consolidated Financial Statements contained in the Form 10-K.

(5) Operating income in 1995 includes a loss of $65.8 million on the disposal of the European auto auction business and a gain of $31.4 million from the disposal of the European electronic article surveillance business. See Note 3 to the Consolidated Financial Statements contained in the Form 10-K. Operating income also includes non-recurring charges of $97.1 million for restructuring charges at ADT and at Keystone and for the fees and expenses related to the Kendall merger, as well as a charge of $8.2 million relating to the divestiture of certain assets by Keystone. See Notes 11 and 15 to Consolidated Financial Statements contained in the Form 10-K.

(6) Per share amounts for all periods presented have been restated to give effect to the Mergers, including a 0.48133 reverse stock split effected on July 2, 1997, and a two-for-one stock split distributed on October 22, 1997 effected in the form of a stock dividend.

(7) Prior to the merger with Former Tyco, ADT had not declared any dividends on its common shares since April 1991. Former Tyco declared quarterly dividends of $0.025 per share in the first two quarters of Fiscal 1997 and aggregate dividends of $0.10 per share in 1996 and 1995. Keystone declared quarterly dividends of $0.19 per share in each of the three quarters in Fiscal 1997 and aggregate dividends of $0.76 per share in 1996 and 1995. Tyco declared a dividend of $0.025 per share in the third quarter of Fiscal 1997 and each of the first two quarters in fiscal 1998. The payment of dividends by Tyco in the future will be determined by Tyco's Board of Directors and will depend on business conditions, Tyco's financial condition and earnings and other factors.

                                BUSINESS OF TYCO

    Tyco International Ltd. ("Tyco") is a diversified manufacturing and service company that, through its subsidiaries, operates in four segments: (i) the design, manufacture and distribution of disposable medical supplies and other specialty products, and the conduct of vehicle auctions and related services;
(ii) the design, manufacture, installation and service of fire detection and suppression systems. and the installation, monitoring and maintenance of electronic security systems; (iii) the design, manufacture and distribution of flow control products; and (iv) the design, manufacture and distribution of electrical and electronic components, and the design, manufacture, installation and service of undersea cable communication systems.

    Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    Tyco reviews acquisition opportunities in the ordinary course of its business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

DISPOSABLE AND SPECIALTY PRODUCTS

    The principal divisions in the Disposable and Specialty Products group are Kendall International ("Kendall"), ADT Automotive and the Tyco Plastics Group.

    Kendall manufactures and distributes medical supplies, disposable medical products, personal absorbent products, adhesive products, tapes and other products. ADT Automotive is the second largest provider of vehicle auction services in the United States. The Tyco Plastics Group manufactures polyethylene films and packaging, industrial and consumer plastic products, molded plastic garment hangers, and laminated and coated products.

    KENDALL

    Kendall conducts its operations through five business units: Kendall Healthcare, Kendall International, Sherwood-Davis & Geck, Kendall-Polyken and Ludlow Technical Products. In each of its business units, Kendall competes with numerous companies, including a number of larger, well-established companies. Kendall relies on its reputation for quality and dependable service, together with its low-cost manufacturing and innovative products, to compete in its markets.

    The Kendall Healthcare business unit manufactures and markets a broad range of wound care, vascular therapy, urological care, incontinence care, anesthetic care and other products to hospitals in the United States and Canada and to alternate site health care customers. Kendall Healthcare is the industry leader in gauze production with its Kerlix-Registered Trademark- and Curity-Registered Trademark- brands. Kendall Healthcare's other core product category consists of its vascular therapy products, principally anti-embolism stockings, marketed under the T.E.D.-Registered Trademark- brand name, sequential pneumatic compression devices sold under the SCD-TM- brand name and a venous plexus foot pump. Kendall Healthcare pioneered the pneumatic compression form of treatment and continues to be the dominant participant in the pneumatic compression and elastic stocking segments of the vascular therapy market.

    Kendall Healthcare has become an industry leader in the adult incontinence market serving both the acute care and long-term care markets. It offers a complete line of disposable adult briefs, underpads and other related products. INBRAND also manufactures a broad range of disposable personal absorbent products, including adult incontinence products, feminine hygiene products and baby diapers for the clinical and retail markets in North America and Europe.

    Kendall Healthcare distributes its products through its own sales force and through a network of more than 250 independent distributors. Kendall Healthcare's sales force is divided into three groups: one promoting its vascular therapy products, one promoting its wound care and other health care products and one selling all of its products into the alternate site markets. Most of the distributors in the United States also sell similar products made by Kendall's competitors, a practice common in the industry.

    Kendall International is responsible for the manufacturing, marketing, distribution and export of Kendall products worldwide. Kendall International markets directly to hospitals and medical professionals, as well as through independent distributors. Its operations are organized primarily into three geographic regions: Europe, Latin America and the Far East. The range of products marketed is similar to that of Kendall Healthcare, although the mix of product lines varies from country to country.

    The Sherwood-Davis & Geck division manufactures and distributes medical and surgical devices, such as catheters, needles and syringes, sutures, thermometers and other specialized disposable medical products. This division distributes its products through its own sales force and independent distributors. The products are distributed around the world with approximately 50% of the sales coming from within the United States.

    The Kendall-Polyken division manufactures and markets specialty adhesive products and tapes for industrial applications, including external corrosion protection tape products for oil, gas and water pipelines. Other industrial applications include tapes used in the automotive industry for wire harness wraps, sealing and other purposes, and tapes used in the aerospace and heating, ventilation and air conditioning (HVAC) industries. Kendall-Polyken also produces duct, foil, strapping, packaging and electrical tapes and spray adhesives for industrial and consumer markets worldwide and manufactures cloth and medical tapes for Kendall Healthcare and others. Kendall's Betham division develops and markets pressure sensitive adhesives and coatings, principally for the automotive, medical and specialty markets.

    Kendall-Polyken generally markets its pipeline products directly, working with local manufacturers' representatives, international engineering and construction companies and the owners and operators of pipeline transportation facilities. Kendall-Polyken sells its other industrial products either directly to major end users or through diverse distribution channels, depending upon the industry being supplied.

    The Ludlow Technical Products division manufactures and sells a variety of disposable medical products, specialized paper and film products. These products include transcutaneous electrical nerve stimulation electrodes and related products which are used primarily in physical therapy and other forms of rehabilitative medicine, medical electrodes for EKGs and similar diagnostic tests, gels which are used with medical electrodes for testing and other monitoring purposes, hydrogel wound care products and neonatal electrodes, diagnostic and monitoring electrodes, defibrillation electrodes, electrotherapy electrodes and cable and lead wires. The division also produces adhesive tapes used for business forms and in printing applications, high quality facsimile paper and recording chart papers for medical and industrial instrumentation.

    These products are marketed primarily by the division's own sales force. Competitors vary from small regional firms to larger firms that compete on a national basis. Competition is on the basis of price and quality.

    ADT AUTOMOTIVE

    ADT Automotive operates a network of 27 large modern auction centers in the United States, providing an organized wholesale marketplace for the sale and purchase of used vehicles. A substantial majority of the vehicles sold at ADT Automotive auctions are passenger cars and light trucks. Other vehicles sold consist of heavy trucks and industrial vehicles. Sales of vehicles from specific market sources are held on a regularly scheduled basis and additional specialized sales are scheduled as necessary. ADT

Automotive operates almost exclusively in the wholesale marketplace and, in general, the public is not permitted to attend its auctions. It acts solely as an agent in auction transactions and does not purchase vehicles for its own account.

    The principal sources of vehicles for sale at auction are consignments by new and used vehicle dealers, vehicle manufacturers, corporate owners of vehicles such as fleet operators, rental companies, leasing companies, banks and other financial institutions, manufacturers' credit subsidiaries and government agencies. The vehicles consigned by dealers consist of vehicles of all types and ages and include vehicles that have been traded in against new car sales. Vehicles consigned by corporate and financial owners include both repossessed and off-lease vehicles and, as a result, are normally in the range of one to four years old. The principal purchasers of vehicles at auction are new and used vehicle dealers and distributors.

    In addition to the sale process, ADT Automotive provides a comprehensive range of vehicle redistribution services including transportation, reconditioning, title transfer assistance, vehicle repossession and fleet management services. Vehicle reconditioning is carried out on-site and principally consists of appearance reconditioning and paint and body work to bring vehicles up to retail ready condition. More extensive body work services including body panel painting and repair of minor collision damage are also carried out. Reconditioning services are also provided for vehicles other than those going through the auction process, principally for fleet owners and insurance companies.

    ADT Automotive competes with two other significant auction chains and a large number of independently owned local auctions which are members of the National Auto Auction Association. Competition is based primarily on price in relation to the quality and range of services offered to sellers and buyers of vehicles and ease of accessibility of auction locations.

    TYCO PLASTICS GROUP

    The Tyco Plastics Group consists of Armin Plastics, Carlisle Plastics, A&E Products and Ludlow Coated Products.

    ARMIN

    Armin manufactures polyethylene film and packaging products in a wide range of size, gauge, construction strength, stretch capacity, clarity and color. Armin extrudes low density, high density and linear low density polyethylene film from resin purchased in pellet form, incorporating such additives as coloring, slip and anti-block chemicals. Armin's products include plastic supermarket packaging, greenhouse sheeting, shipping covers and liners and a variety of other packaging configurations for the aerospace, agricultural, automotive, construction, cosmetics, electronics, food processing, healthcare, pharmaceutical and shipping industries. Armin also manufactures a number of other polyethylene products such as reusable plastic pallets, transformer pads for electric utilities and a large variety of disposable gloves for the cosmetic, medical, food handling and pharmaceutical industries. Armin generates the majority of its sales through its own internal sales force and services more than 6,000 customers in the United States.

    Armin competes with a wide range of manufacturers, including some vertically integrated companies and companies that manufacture polyethylene resins for their own use. Armin competes in many market segments by emphasizing product innovation, specialization and customer service.

    CARLISLE

    Carlisle is a leading producer of industrial and consumer plastic products, including trash bags, flexible packaging and sheeting. Carlisle supplies plastic trash bags to mass merchants, grocery chains, and institutional customers primarily in North America. Carlisle manufactures Ruffles-Registered Trademark-, a national brand consumer trash bag, for mass merchants and other retail stores. Carlisle also provides heavy duty trash can liners for institutional customers, such as food service distributors, janitorial supply houses, restaurants, hotels and hospitals.

    In the consumer trash bag market, Carlisle competes primarily with two nationally advertised brands. Carlisle has historically concentrated on mass merchants as the primary market for its branded Ruffles-Registered Trademark-trash bags, while the other major national brands are marketed primarily through food retailers.

    Film-Gard-Registered Trademark-, Carlisle's leading plastic sheeting product, is sold to consumers and professional contractors through do-it-yourself outlets, home improvement centers and hardware stores. A wide range of Film-Gard-Registered Trademark- products are sold for various uses, including painting, renovation, construction, landscaping and agriculture.

    A&E PRODUCTS

    A&E Products sells molded plastic garment hangers to garment manufacturers, national, regional and local retailers and mass merchants. Garment manufacturers put their products on A&E Products hangers before shipping to retail outlets. National retailers purchase customized hanger designs created and manufactured by A&E Products. Regional or local retailers buy standard A&E Products hanger lines for retail clothing displays, and A&E Products also supplies mass merchants with consumer plastic hangers for sale to the general public.

    Carlisle and A&E Products operate in a competitive marketplace where success is dependent upon price, service and quality.

    LUDLOW COATED PRODUCTS

    Ludlow Coated Products produces protective packaging and other materials made of coated or laminated combinations of paper, polyethylene and foil. Coated packaging materials provide barriers against grease, oil, light, heat, moisture, oxygen and other contaminants. The division produces structural coated and laminated products such as plastic coated kraft, linerboard and bleached boards for rigid urethane insulation panels, automotive components and wallboard panels. Other product applications include packaging for photographic film, frozen foods, health care products, electrical and metallic components, agricultural chemicals, cement and specialty resins.

    Ludlow markets its laminated and coated products through its own sales force and through independent manufacturers' representatives. Tyco competes with many large manufacturers of laminated and coated products on the basis of price, service, marketing coverage and custom application engineering. There are various specialized competitors in different markets.

FIRE AND SECURITY SERVICES

    Tyco, through its subsidiaries, is the largest company in the world for the design, manufacture, installation and service of fire detection, suppression and sprinkler systems and is the largest provider of electronic security services in North America and the United Kingdom.

    FIRE PROTECTION CONTRACTING AND SERVICE

    Operating under several trade names including Grinnell, Wormald, Mather & Platt, Total Walther, O'Donnell Griffin and Tyco, Tyco designs, fabricates, installs and services automatic fire sprinkler systems, fire alarm and detection systems, special hazard suppression systems and security systems in buildings and other installations.

    Tyco's fire protection contracting and service business in North America operates through a network of offices in the United States, Canada, Mexico, Latin America and Puerto Rico. Tyco also operates worldwide through a network of offices in the United Kingdom, continental Europe, Saudi Arabia, United Arab Emirates, Australia, New Zealand, Asia and South America.

    Tyco installs fire protection systems in both new and existing structures. Typically, the contracting businesses bid on contracts for fire protection installation which are let by owners, architects, construction engineers and mechanical or general contractors. In recent years, the business of retrofitting existing buildings has grown as a result of legislation mandating the installation of fire protection systems and also as a result of lower insurance premiums available in respect of structures with automatic sprinkler systems.

    The majority of the fire suppression systems installed by Tyco are water-based. However, Tyco is also the world's leading provider of custom designed special hazard fire protection systems which incorporate various specialized non-water agents such as foams, dry chemicals and gases. Systems using agents other than water are especially suited to fire protection in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, telecommunications, mining, and marine applications. Tyco holds exclusive manufacturing and distribution rights in several regions of the world for INERGEN-Registered Trademark- fire suppression products. INERGEN-Registered Trademark- is an alternative to the ozone depleting agent known as halon and consists of a mixture of three inert gases designed to effectively extinguish fires without polluting the environment or damaging costly equipment.

    In Australia, New Zealand and Asia, Tyco also engages in the installation of electrical wire and related electrical equipment in new and existing structures and provides specialized electrical contracting services, including applications for railroad and bridge construction through its O'Donnell Griffin division.

    Substantially all of the mechanical components (and, in North America, a high proportion of the pipe) used in the fire protection systems installed by Tyco are manufactured by Tyco. Tyco also has fabrication plants worldwide that cut, thread and weld pipe, which is then shipped with other prefabricated components to job sites for installation. Tyco has developed its own computer-aided design technology that reduces the time required to design systems for specific applications and coordinates the fabrication and delivery of system components.

    Tyco's fire protection contracting business employs both non-union and union employees in North America, Europe and Asia-Pacific. Many of the union employees are employed on an hourly basis for particular jobs. In North America, the largest number of union employees is represented by a number of local unions affiliated with the United Association of Plumbers and Pipefitters ("UA"). In April 1994, following lengthy negotiations, contracts between Tyco's Grinnell Corporation ("Grinnell") subsidiary and a number of locals of the UA were not renewed. Employees in those locations, representing 64 per cent of those employees represented by the UA unions, went on strike. Grinnell has continued to operate with former union members who have crossed over and with replacement workers. The labor action has not had, and is not expected to have, any material adverse effect on Tyco's business or results of operations.

    Generally, competition in the fire protection business varies by geographic location. In North America, Tyco competes with hundreds of smaller contractors on a regional or local basis for the installation of fire suppression and fire alarm and detection systems. Many of the regional and local competitors employ non-union labor. In Europe, Tyco competes with many regional or local contractors on a country by country basis. In Australia, New Zealand and Asia, Tyco competes with a few large fire protection contractors as well as with many smaller regional or local companies. Tyco competes for fire protection contracts primarily on the basis of price, service and quality.

    ELECTRONIC SECURITY SERVICES

    Tyco provides electronic security services principally under the ADT trade name and also under other trade names including Modern, Thorn Security, Holmes Protection, Zettler, Sonitrol, Securesys, Securiville and Armourguard Security. Services are provided in the United States, Canada, the United Kingdom,

Spain, France, Belgium, Greece, The Netherlands, Germany, The Republic of Ireland, Malaysia, Singapore, Hong Kong, New Zealand and Australia.

    Electronically monitored security systems involve the installation and use on a customer's premises of devices designed to detect or react to various occurrences or conditions, such as intrusion, movement, fire, smoke, flooding, environmental conditions (including temperature or humidity variations), industrial operations (such as water, gas or steam pressure and process flow controls) or other hazards. These detection devices are connected to a microprocessor-based control panel which communicates through telephone lines to a monitoring center, often located at remote distances from the customer's premises, where alarm and supervisory signals are received and recorded. In most systems, control panels can identify the nature of the alarm and the areas within a building where the sensor was activated. Depending upon the type of service for which the subscriber has contracted, monitoring center personnel respond to alarms by relaying appropriate information to the local fire or police departments, notifying the customer or taking other appropriate action, such as dispatching employees to the customer's premises. In some instances, the customer may monitor the system at its own premises or the system may be connected to local fire or police departments.

    Thorn Security manufactures certain alarm, detection and activation devices and central monitoring station equipment which is both installed by Tyco's own units and sold to other installers of alarm and detection devices. Otherwise, Tyco does not manufacture the electronic security system components which it installs, although it does provide its own specifications to manufacturers for certain security system components and undertakes some final assembly work in respect of more sophisticated systems.

    Tyco provides electronic security services to both commercial and residential customers. Commercial customers include financial institutions, industrial and commercial businesses, facilities of federal, state and local government departments, defense installations, and health care and educational facilities. Residential electronic security services are provided primarily in North America. Customers are often prompted to purchase security systems by their insurance carriers, which may offer lower insurance premium rates if a security system is installed or require that a system be installed as a condition to coverage.

    Tyco's systems and products are tailored to customers' specific needs and include electronic monitoring services that provide intrusion and fire detection, as well as card or keypad activated access control systems and closed circuit television systems. Systems may be monitored by the customer at its premises or connected to one of Tyco's monitoring centers. In either case, Tyco usually provides support and maintenance through service contracts. It has been Tyco's experience that commercial and residential contracts are generally renewed after their initial terms. Contract discontinuances occur principally as a result of customer relocation or closure. Systems installed at commercial customers' premises may be owned by Tyco or by the customer. Tyco usually retains ownership of standard residential systems, but more sophisticated residential systems are usually purchased by the customer.

    Tyco markets its electronic security services to commercial and residential customers through a direct sales force. Commercial customers which have multiple locations in North America are serviced by a separate national accounts sales force. Tyco also utilizes advertising, telemarketing and direct mail to market its services.

    The electronic security services business in North America is highly competitive with a number of major firms and approximately 12,000 smaller regional and local companies. Tyco also competes with several national companies and several thousand regional and local companies in the United Kingdom, continental Europe, Asia and New Zealand. Competition is based primarily on price in relation to quality of service. Tyco believes that the quality of its services is higher than that of many of its competitors and, therefore, Tyco's prices may be higher than those charged by its competitors.

    MANUFACTURING

    Tyco manufactures most of the components which are used in its own fire protection contracting business, as well as a variety of products for sale to other fire protection contractors. In North America, Tyco manufactures pipe and pipe fittings, fire hydrants, sprinkler heads and substantially all of the mechanical sprinkler components used in automatic fire suppression systems. In the United Kingdom, France, Germany and the Asia-Pacific region, Tyco manufactures and sells sprinkler heads, specialty valves, fire doors and electronic panels for use in fire detection systems. In Mexico, Tyco manufactures fire extinguishers, fire hose and related equipment.

    Tyco's Ansul subsidiary manufactures and sells various lines of dry chemical, liquid and gaseous portable fire extinguishers and related agents for industrial, government, commercial and consumer applications. Ansul also manufactures and sells special hazard fire suppression systems designed for use in restaurants, marine applications, mining applications, the petrochemical industry, confined industrial spaces and commercial spaces housing electronic and other delicate equipment. Ansul also manufactures spill control products designed to absorb, neutralize and solidify spills of various hazardous materials.

    Fire protection products are sold through Tyco's flow control products distribution network, discussed in "Flow Control Products" below, and through independent distributors.

    ENVIRONMENTAL SERVICES

    Through its Earth Technology Corporation ("Earth Tech") subsidiary, Tyco provides a broad range of environmental, consulting and engineering services. Earth Tech's principal services consist of full-spectrum environmental and hazardous waste management services. These include infrastructure design and construction services, facilities engineering and construction management services for institutional, civic, commercial and industrial clients, and contract operations and management services for water and wastewater treatment facilities operated by municipal and industrial clients.

    Earth Tech has a network of 40 offices located throughout North America. It competes with a number of national, regional and local companies on the basis of price and breadth and quality of services.

FLOW CONTROL PRODUCTS

    Tyco, through its subsidiaries, manufactures and distributes flow control products in North America, Latin America, Europe, Asia and the Pacific region. Flow control products include pipe, fittings, valves, meters and related products which are used to transport, control and measure the flow of liquids and gases. The principal subsidiaries in the Flow Control Products group are Grinnell, Allied Tube & Conduit ("Allied"), Mueller Co. ("Mueller") and Keystone. The group also includes a number of other specialized manufacturers of valves, fittings and couplings.

    MANUFACTURING

    Tyco manufactures and distributes a wide range of flow control products, including pipe and pipe fittings, tubing, valves, meters, couplings, pipe hangers, strut and related components. These products are used in plumbing, heating, ventilation and air conditioning (HVAC) systems, mechanical contracting, power generation, food and beverage products water and gas utilities, wastewater treatment, oil and gas exploration, pulp and paper, petrochemical and numerous other industrial applications. Tyco also manufactures certain related products such as steel tubing, custom iron castings, malleable iron pipe fittings and fencing materials.

    Allied is the leading North American manufacturer of pipe and other tubular products. Allied manufactures a full line of steel pipe for the fire protection and construction industries and for commercial, residential and institutional markets. Its mechanical tube division offers steel tubing in a wide assortment of shapes and sizes for a variety of industrial and commercial applications. Allied's fence division is a leader in the manufacture of products for the residential, industrial and commercial fence markets. Allied also manufactures metal framing systems used in the construction, industrial and original equipment manufacturer markets. In November 1996, Tyco acquired Unistrut Europe, a manufacturer and distributor of metal framing, cable ladder and safety systems and, in January 1997, acquired American Tube and Pipe Co., Inc., a manufacturer and distributor of steel pipe for the fire protection and fence markets and steel products for the housing market.

    Mueller, a manufacturer of water and gas distribution products, manufactures fire hydrants, iron butterfly and gate valves, service-line brass valves and fittings, gas valves and meter bars, water meters, backflow preventers and related products for sale to independent distributors and, to a lesser extent, directly to waterworks contractors, municipalities and gas companies throughout the United States and Canada.

    In August 1997, Tyco acquired Keystone, one of the world's leading manufacturers of valves and flow control products. Keystone operates on a worldwide basis through two groups, Industrial Valves and Controls and Engineered Products, manufacturing valves and other industrial products that control the flow of liquids, gases and fibrous and slurry materials.

    The Flow Control Products group, operating under several trade names including Grinnell Corporation, Mueller, Hersey, Keystone, Anderson-Greenwood, Yarway, Henry Pratt Co., James Jones Company, Edward Barber & Co., Neotecha, Belgicast, Hindle Cockburns, Charles Winn (Valves) Ltd., Sempell, Smith Valve, Anvil, Canvil and others, supplies a wide range of valves and flow control devices to the chemical, power, food and beverage, oil and gas, processing, water utility, wastewater treatment, power generation and other industries. Products are manufactured and assembled at facilities in the United States, Canada, the United Kingdom, France, Italy, Spain, Germany, The Netherlands, Switzerland, South Korea, China, India, Malaysia, Australia, New Zealand, Mexico and Brazil.

    DISTRIBUTION

    Tyco sells flow control and fire protection products in North America through a distribution network of five regional distribution centers, strategically located in Georgia, Illinois, California, Pennsylvania and Texas, which support local branches' product needs and ship directly to customers. Each center stocks more than 8,500 products. Tyco's worldwide flow control operations stock and sell products through distribution centers in Europe, Australia, New Zealand, the Middle East and Asia. In Europe, Tyco distributes fire protection products, industrial valves and products for mechanical markets through warehouses located in The Netherlands, the United Kingdom, Germany and France. Products are sold principally to fire protection contractors and in some instances to mechanical and industrial contractors and original equipment manufacturers. In Asia, the Pacific region and the Middle East, Tyco distributes fire protection and flow control products through warehouses located in Australia, New Zealand, Dubai and Singapore. Products are sold directly to fire protection and other contractors as well as to mechanical and industrial contractors and independent distributors. While distribution patterns vary, most centers stock an extensive line of valves, fittings, pipe and other products for fire protection systems, components for HVAC installations and water and gas distribution and specialized valves and piping for the chemical, food, power and beverage processing industries.

    Grinnell's North American distribution network competes with independent manufacturers' representatives and other manufacturers and, to a lesser extent, with local and regional supply houses all of which carry lines from other United States and non-United States manufacturers. Grinnell competes on the basis of price, the breadth of its product line, service and quality. Grinnell competes for the sale of gray iron pipe fittings, malleable and ductile iron fittings and other flow control products and fire protection sprinklers and devices principally with other United States producers as well as with non-United States manufacturers of fittings. Grinnell uses an internal sales force for the sale of certain other iron castings sold direct to original equipment manufacturers and other end users.

    Allied competes for the sale of steel pipe, which is sold through Grinnell's distribution network, with pipe from other United States and non-United States producers. Competition for the sale of pipe is based on price, service and breadth of product line. Fence and other specialized industrial tubing is sold to wholesalers, original equipment manufacturers and other distributors. Competition for the sale of fence products is principally from national and regional United States producers and to a lesser extent from non-United States companies on the basis of price, service and distribution. Tyco competes with many small regional manufacturers for sales of specialized industrial tubing on the basis of price and breadth of product line.

    Mueller's water and natural gas distribution flow control products are sold through independent distributors, and, to a lesser extent, directly to utilities, municipalities and gas distribution companies. Certain of its gas distribution products are also sold through the Grinnell distribution network. Tyco competes for the sale of these products on the basis of product quality, service, price, breadth of product line and conformity with municipal codes and other engineering standards. Tyco competes with several other manufacturers in the United States and Canada for the sale of iron and brass flow control devices for water and natural gas distribution systems.

    Keystone's products are sold both in the United States and internationally. Tyco has numerous competitors in these markets, which, in some instances, are divisions of larger corporations and, in some instances, are companies with limited product lines. Advanced technology, global presence, experienced personnel and price are the primary factors in competition.

ELECTRICAL AND ELECTRONIC COMPONENTS

    The Electrical and Electronic Components group consists of Tyco Submarine Systems Ltd. ("TSSL"), Allied's Electrical Conduit division and the Tyco Printed Circuit Group ("TPCG"). TSSL designs, manufactures, installs and services undersea communications cable systems. Allied manufactures and distributes electrical conduit and related components used in commercial electrical installations. TPCG manufactures printed circuit boards and assembles backplanes for the electronics industry.

    TYCO SUBMARINE SYSTEMS

    TSSL, which includes Tyco's Simplex Technologies business and the submarine systems business acquired from AT&T Corp. in July 1997, is the world's only fully-integrated source for the design, engineering, manufacturing, installation and servicing of undersea cable communication systems. TSSL designs and builds both repeatered and non-repeatered cable systems. Repeatered cable systems, which use Wave Division Multiplexing, can provide 20 gigabytes per second of capacity over 10,000 kilometers. Non-repeatered systems, which allow for even greater circuit capacity and reduced transmission costs, support short haul systems of several hundred kilometers. Over the past ten years, TSSL has designed, manufactured and installed approximately 140,000 kilometers of undersea optical cable.

    TSSL also operates one of the world's largest fleet of ships designed to install and service undersea fiber optic transmission systems. These ships lay cable, perform upgrades and repairs, monitor transmission quality and perform system tests. TSSL also uses a variety of other undersea tools, including robotic vehicles for undersea cable burial and retrieval operations.

    Simplex Technologies has been the primary supplier of cable and cable assemblies to the United States Navy for use in data-gathering systems for more than thirty years. It also manufactures underwater electric power cable and optical ground wire for use by power authorities and utilities, and electro-mechanical cable for unique field operations. In September 1996, Tyco acquired Rochester Corporation which manufactures wire rope, wirelines, electro-optical products and subsea products.

    TSSL competes on a worldwide basis primarily against two other entities:
Alcatel-Alsthom, headquartered in France, and KDD, located in Japan. Alcatel, like TSSL, is vertically integrated and produces its own cable, whereas KDD utilizes a Japanese cable manufacturer.

    ALLIED ELECTRICAL CONDUIT

    Allied's Electrical Conduit division is one of the leading producers of steel electrical conduit in the United States. Electrical conduit is galvanized steel tubing designed to contain current-carrying electrical wires both inside and outside building structures. The conduit also serves as an electrical ground, which ensures proper operation of circuit interrupters, and provides a channel into which additional wires can be inserted as requirements change. The division manufactures a full line of electrical conduit as well as metal framing and other products.

    The division's electrical conduit and related products are sold to wholesale electrical distributors through Allied's distribution facilities by an internal sales force and a network of commissioned sales agents. The division competes for the sale of electrical products primarily with several other large United States manufacturers. Competition in the electrical conduit industry is primarily based upon price, quality, delivery and breadth of product line.

    TYCO PRINTED CIRCUIT GROUP

    TPCG is one of the largest independent manufacturers of complex multi-layered printed circuit boards and assemblers of backplanes in the United States. Printed circuit boards are used in the electronics industry to mount and interconnect components to create electronic systems. They are categorized by the number of sides or layers that contain circuitry and can be single-sided, double-sided or multi-layer. In general, single and double-sided boards are less advanced. Multi-layer boards provide greater interconnection density while decreasing the number of separate printed circuit boards which are required to accommodate powerful and sophisticated components. Backplanes include printed circuit boards and are assemblies of connectors and other electronic components which distribute power and interconnect printed circuit boards, power supplies and other system elements. The group maintains manufacturing facilities in Connecticut, California and Utah, which provide its customers with prompt service and delivery capabilities.

    TPCG manufactures highly sophisticated double-sided, mass molded boards of up to eight layers, precision tooled, custom laminated multi-layer boards of up to 68 layers and sophisticated flex-rigid circuit boards for use in environmentally demanding conditions. The majority of sales are derived from high-density multi-layer boards. The backplanes facility produces fully assembled units utilizing press-fit or soldered connection technology, custom pin grid array sockets and surface mounted assembly. Printed circuit boards and backplanes are manufactured on a job order basis to the customers' designs and specifications.

    TPCG markets its products mainly through independent manufacturers' representatives and, to a lesser extent, through its own internal sales organization. Customers are generally original equipment manufacturers in the telecommunications, aircraft, computer, military and other industrial and consumer electronics industries. Tyco competes with several large companies which manufacture less complex single-sided and double-sided printed circuit boards in the United States, as well as with many companies that have their own in-house manufacturing capabilities. Competition is on the basis of quality, price, reliability and timeliness of delivery. Tyco believes that fewer competitors manufacture the more complex, high-density double-sided and multi-layer boards.

                            DESCRIPTION OF THE NOTES

GENERAL

    Each of the 2005 Notes, the 2008 Notes and the 2028 Notes will be issued as a separate series of debt securities under the Indenture (as defined in the accompanying Prospectus). The following description of the particular terms of each series of Notes offered hereby (referred to in the accompanying Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

    The 2005 Notes will initially be issued in an aggregate principal amount of
$      and will mature on            , 2005. The 2008 Notes will initially be
issued in an aggregate principal amount of $      and will mature on
           , 2008. The 2028 Notes will initially be issued in an aggregate
principal amount of $      and will mature on            , 2028. The Company may
issue additional Notes of any series under the Indenture. The 2005 Notes, the
2008 Notes and the 2028 Notes will bear interest at the rate of   %,  % and   %
per annum, respectively, from             , 1998 or from the most recent
interest payment date to which interest has been paid or provided for, payable
semiannually on         and         of each year, commencing            , 1998,
to the persons in whose names such Notes are registered at the close of business
on         or         (whether or not a Business Day), as the case may be,
immediately preceding such interest payment date.

    The Notes will be fully and unconditionally guaranteed by Tyco. See "Description of the Debt Securities and the Guarantees--Guarantees" in the accompanying Prospectus.

    The Notes of each series will be issued in the form of one or more registered global securities and will be deposited with, or on behalf of, The Depository Trust Company, as depositary (the "Depositary"), and registered in the name of the Depositary's nominee. A description of the Depositary's procedures with respect to the global securities is set forth in the accompanying Prospectus under "Description of the Debt Securities and the Guarantees--Book-Entry System."

OPTIONAL REDEMPTION

    Except as provided in "Description of the Debt Securities and the Guarantees--Redemption Upon Changes in Withholding Taxes" in the accompanying Prospectus, the 2005 Notes and the 2008 Notes are not redeemable prior to maturity.

    The 2028 Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such 2028 Notes, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Redemption Treasury Rate (as defined
below) plus    basis points plus, in each case, accrued interest thereon to the date of redemption. The 2028 Notes are also subject to redemption to the extent described in "Description of the Debt Securities and the Guarantees--Redemption Upon Changes in Withholding Taxes" in the accompanying Prospectus.

    "ADJUSTED REDEMPTION TREASURY RATE" means, with respect to any redemption date, the annual rate equal to the semiannual equivalent yield to maturity or interpolated (on a 30/360 day count basis) yield to maturity of the Comparable Redemption Treasury Issue, assuming a price for the Comparable Redemption Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Redemption Treasury Price for such redemption date.

    "COMPARABLE REDEMPTION TREASURY ISSUE" means the United States Treasury security selected by the Quotation Agent as having an actual maturity on the date of determination (or the United States Treasury securities selected by the Quotation Agent to derive an interpolated yield to maturity on such date of determination) comparable to the remaining term of the 2028 Notes to be redeemed.

    "COMPARABLE REDEMPTION TREASURY PRICE" means, with respect to any redemption date, (a) the offer price for the Comparable Redemption Treasury Issue (expressed as a percentage of its principal amount) on the date of determination, as set forth on Telerate Page 500 (defined below), adjusted to reflect settlement on the redemption date if prices quoted on Telerate Page 500 are for settlement on any date other than the redemption date, or (b) if such page (or any successor page) is not displayed or does not contain such offer prices on such Business Day, then (i) the average of the Redemption Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Redemption Reference Treasury Dealer Quotations (unless there is more than one highest or lowest quotation, in which case only one such highest and/or lowest quotation shall be excluded), or (ii) if the Trustee obtains fewer than four such Redemption Reference Treasury Dealer Quotations, the average of all such Redemption Reference Treasury Dealer Quotations.

    "QUOTATION AGENT" means the Redemption Reference Treasury Dealer appointed by the Company.

    "REDEMPTION REFERENCE TREASURY DEALER" means each of J.P. Morgan Securities Inc. and four other primary U.S. Government securities dealers in The City of New York (a "Primary Treasury Dealer") selected by the Company.

    "REDEMPTION REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Redemption Reference Treasury Dealer and any redemption date, the offer price for the Comparable Redemption Treasury Issue (expressed in each case as a percentage of its principal amount) for settlement on the redemption date quoted in writing to the Trustee by such Redemption Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

    "TELERATE PAGE 500" means the display designated as "TELERATE PAGE 500" on Dow Jones Markets Limited (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer price specified in clause (a) of the definition of Comparable Redemption Treasury Price as may replace Dow Jones Markets Limited.

                            DESCRIPTION OF THE DRS.

GENERAL

    The Drs. will be issued as a series of debt securities under the Indenture. The following description of the particular terms of the Drs. offered hereby (referred to in the accompanying Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

    The Drs. will be limited to $            in aggregate principal amount.

    The Drs. will be fully and unconditionally guaranteed by Tyco. See "Description of the Debt Securities and the Guarantees--Guarantees" in the accompanying Prospectus.

    The Drs. will bear interest at a rate per annum of   % to           , 2003
(the "Remarketing Date"). If the Remarketing Dealer elects to remarket the Drs., then after the Remarketing Date, the interest rate on the Drs. will be reset at
a fixed rate until           , 2013 (the "Stated Maturity Date"), as determined
by the Remarketing Dealer based on bids requested from dealers in the Company's publicly-traded debt securities. See "--Mandatory Tender of Drs.; Remarketing."
The Drs. will bear interest from            , 1998, or from the most recent
interest payment date to which interest has been paid or provided for payable
semiannually on           and           of each year, commencing

           , 1998 to the persons in whose names the Drs. are registered at the
close of business on           or           (whether or not a Business Day), as
the case may be, immediately preceding the related interest payment date. "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law, executive order or governmental decree to be closed.

    The Drs. will mature on the Stated Maturity Date. However, if the Remarketing Dealer elects to remarket the Drs., then the Drs. will be subject to mandatory tender to the Remarketing Dealer, for purchase at 100% of the principal amount thereof on the Remarketing Date on the terms and subject to the conditions described herein. See "--Mandatory Tender of Drs.; Remarketing" below. If the Remarketing Dealer does not elect to exercise its right to a mandatory tender of the Drs., or for any reason does not purchase all of the Drs. on the Remarketing Date, then all holders are required to tender, and the Company is required to repurchase, on the Remarketing Date, any Drs. that have not been purchased by the Remarketing Dealer from the holders thereof at 100% of the principal amount thereof plus accrued interest, if any. See "--Repurchase" below. The Drs. will not be redeemable prior to the Remarketing Date. However, under the circumstances described under "--Redemption--On the Remarketing Date" the Company may redeem the Drs. from the Remarketing Dealer on the Remarketing Date. After the Remarketing Date, the Drs. will be redeemable on the terms described under "--Redemption--After the Remarketing Date." The Drs. will also be redeemable as provided in "Description of the Debt Securities and Guarantees--Redemption Upon Changes in Withholding Taxes" in the accompanying Prospectus.

    The Drs. will be issued in the form of one or more registered global securities and will be deposited with or on behalf of the Depositary and registered in the name of the Depositary's nominee. A description of the Depositary's procedures with respect to the global securities is set forth in the accompanying Prospectus under "Description of the Debt Securities and the Guarantees--Book-Entry System."

    Although the United States federal income tax treatment of the Drs. is not certain, the terms of the Drs. provide that the Company and all holders of the Drs. agree to treat the Drs. for United States federal income tax purposes as fixed rate debt instruments that mature on the Remarketing Date. See "Certain United States Federal Income and Luxembourg Tax Consequences."

MANDATORY TENDER OF DRS.; REMARKETING

    The following description sets forth the terms and conditions of the remarketing of the Drs., if the Remarketing Dealer elects to purchase the Drs. on the Remarketing Date for remarketing.

MANDATORY TENDER

    If the Remarketing Dealer gives notice to the Company and the Trustee on a Business Day not later than ten Business Days prior to the Remarketing Date (the "Notification Date") of its intention to purchase all of the Drs. for remarketing, all outstanding Drs. will be automatically tendered to the Remarketing Dealer for purchase on the Remarketing Date, except in the circumstances described under "--Repurchase" or "--Redemption" below. The purchase price of the Drs. will be equal to 100% of the principal amount thereof. Interest on such Drs. to (but excluding) the Remarketing Date will be paid to the tendering holders by the Company. When the Drs. are tendered for remarketing, the Remarketing Dealer may remarket the Drs. for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale or may sell such Drs. to the Reference Corporate Dealer (as defined below) submitting the lowest firm, committed bid on the Determination Date, as described below.

    If the Remarketing Dealer elects to remarket the Drs., then from and including the Remarketing Date to but excluding the Stated Maturity Date, the Drs. will bear interest at the Interest Rate to Maturity (defined below). The obligation of the Remarketing Dealer to purchase the Drs. on the Remarketing Date is subject to several conditions set forth in a Remarketing Agreement between the Company, Tyco and the Remarketing Dealer (the "Remarketing Agreement"). In addition, the Remarketing Dealer may terminate the Remarketing Agreement upon the occurrence of certain events set forth therein. See "--The Remarketing Dealer." If for any reason the Remarketing Dealer does not purchase all outstanding Drs. on the Remarketing Date, the holders of any Drs. not so purchased will be required to tender, and the Company will be required to repurchase, on the Remarketing Date, any such Drs. from the holders thereof at a price equal to the principal amount thereof plus all accrued interest, if any. See "--Repurchase" below.

    The Remarketing Dealer shall determine the interest rate the Drs. will bear from the Remarketing Date to the Stated Maturity Date (the "Interest Rate to Maturity") on the third Business Day immediately preceding the Remarketing Date (the "Determination Date") by soliciting by 2:00 p.m., New York City time, the Reference Corporate Dealers for firm, committed bids to purchase all outstanding Drs. at the Dollar Price (defined below), and by selecting the lowest such firm, committed bid (regardless of whether each of the Reference Corporate Dealers actually submits a bid). Each bid shall be expressed in terms of the Interest
Rate to Maturity that the Drs. would bear (quoted as a spread over   % per annum
(the "Base Rate")) based on the following assumptions:

        (i) the Drs. would be sold on the Remarketing Date for settlement on the same day;

        (ii) the Drs. would mature on the Stated Maturity Date; and

        (iii) the Drs. would bear interest from the Remarketing Date at the Interest Rate to Maturity bid by such Reference Corporate Dealer, payable semiannually on the interest payment dates for the Drs.

    The Interest Rate to Maturity announced by the Remarketing Dealer as a result of such process will be quoted to the nearest one hundred-thousandth (0.00001) of one percent per annum and, absent manifest error, will be binding and conclusive upon the holders of the Drs., the Company, the Guarantor and the Trustee. The Remarketing Dealer shall have the discretion to select the time at which the Interest Rate to Maturity is determined on the Determination Date.

    "DOLLAR PRICE" means the discounted present value to the Remarketing Date of the cash flows on a bond (x) with a principal amount equal to the aggregate principal amount of the Drs., (y) maturing on the Stated Maturity Date and (z) bearing interest from the Remarketing Date, payable semiannually (assuming a 360-day year consisting of twelve 30-day months) on the interest payment dates of the Drs. at a rate equal to the Base Rate, using a discount rate equal to the Treasury Rate (defined below).

    "REFERENCE CORPORATE DEALER" means J.P. Morgan Securities Inc. and four other leading dealers of publicly-traded debt securities of the Company that are unconditionally guaranteed by Tyco. If any of such persons shall cease to be a leading dealer of publicly-traded debt securities of the Company that are unconditionally guaranteed by Tyco, then the Remarketing Dealer may replace such person with any other leading dealer of publicly-traded debt securities for the Company that are unconditionally guaranteed by Tyco.

    "TREASURY RATE" means the annual rate equal to the semiannual equivalent yield to maturity or interpolated (on a 30/360 day count basis) yield to maturity on the Determination Date of the Comparable Treasury Issue (defined below) for value on the Remarketing Date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (defined below).

    "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by the Remarketing Dealer as having an actual maturity on the Determination Date (or the United States Treasury securities selected by the Remarketing Dealer to derive an interpolated yield to maturity on such Determination Date) comparable to the remaining term of the Drs.

    "COMPARABLE TREASURY PRICE" means (a) the offer price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) on the Determination Date, as set forth on Telerate Page 500

(defined below), adjusted to reflect settlement on the Remarketing Date if prices quoted on Telerate Page 500 are for settlement on any date other than the Remarketing Date, or (b) if such page (or any successor page) is not displayed or does not contain such offer prices on such Business Day, then (i) the average of such Reference Treasury Dealer Quotations for such Remarketing Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations (unless there is more than one highest or lowest quotation, in which case only one such highest and/or lowest quotation shall be excluded), or (ii) if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. The Remarketing Dealer shall have the discretion to select the time at which the Comparable Treasury Price is determined on the Determination Date and the number of Reference Treasury Dealer Quotations to be obtained.

    "TELERATE PAGE 500" means the display designated as "TELERATE PAGE 500" on Dow Jones Markets Limited (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer price specified in clause (a) of the definition of Comparable Treasury Price as may replace Dow Jones Markets Limited.

    "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer, the offer price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) for settlement on the Remarketing Date quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer by 2:00 p.m., New York City time, on the Determination Date.

    "REFERENCE TREASURY DEALER" means a primary U.S. Government securities dealer in The City of New York (which may include the Remarketing Dealer) selected by the Remarketing Dealer.

NOTIFICATION OF RESULTS; SETTLEMENT

    If the Remarketing Dealer has elected to remarket the Drs. as provided herein, then the Remarketing Dealer will notify the Company, the Trustee and the Depositary by telephone, confirmed in writing, by 3:30 p.m., New York City time, on the Determination Date, of the Interest Rate to Maturity.

    All of the Drs. will be automatically delivered to the account of the Trustee by book-entry, through the Depositary, pending payment of the purchase price therefor, on the Remarketing Date.

    The Remarketing Dealer will make, or cause the Trustee to make, payment to the Depositary by the close of business on the Remarketing Date against delivery through the Depositary of the Drs., of the purchase price for all of the Drs. tendered. The purchase price of the Drs. will be equal to 100% of the principal amount thereof. If the Remarketing Dealer does not purchase all of the Drs. on the Remarketing Date, then the Company is obliged to make or cause to be made such payment for all of the Drs. not purchased by the Remarketing Dealer, as described below under "--Repurchase." In any case, the Company will make, or cause the Trustee to make, payment of interest to (but excluding) the Remarketing Date to holders of Drs. by book-entry through the Depositary by the close of business on the Remarketing Date.

    The tender and settlement procedures described above may be modified without the consent of the holders of the Drs. to the extent required by the Depositary or, if the book-entry system is no longer available for the Drs. at the time of the remarketing, to the extent required to facilitate the tendering and remarketing of the Drs. in certificated form. In addition, the Remarketing Dealer may modify without the consent of the holders of the Drs. the settlement procedures set forth above in order to facilitate the settlement process.

    As long as the Depositary's nominee holds the certificates representing any Drs. in the book-entry system of the Depositary, no certificates for such Drs. will be delivered by any selling beneficial owner to reflect any transfer of such Drs. effected in the remarketing. In addition, under the terms of the Drs. and the Remarketing Agreement, the Company has agreed that (i) it will use its best efforts to maintain the

Drs. in book-entry form with the Depositary or any successor thereto and to appoint a successor depository to the extent necessary to maintain the Drs. in book-entry form and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the Drs. to be issued in certificated form.

THE REMARKETING DEALER

    On or prior to the date of issuance of the Drs., the Company, Tyco and the Remarketing Dealer will enter into the Remarketing Agreement which will provide for the Drs. to be remarketed substantially on the terms described below and in "--Mandatory Tender of Drs.; Remarketing."

    The Remarketing Dealer has the right under the Remarketing Agreement to elect whether or not to remarket the Drs. If the Remarketing Dealer elects to remarket the Drs. as described herein, the obligation of the Remarketing Dealer to purchase the Drs. from holders thereof will be subject to several conditions set forth in the Remarketing Agreement. In addition, the Remarketing Agreement will provide for its termination by the Remarketing Dealer on or before the Remarketing Date, upon the occurrence of certain events that would customarily give underwriters the right to terminate an underwriting agreement or would give rise to a failure to satisfy a closing condition to an underwriting agreement in the Company's public debt offerings. The Remarketing Agreement will also provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company shall have the right, but not the obligation, to appoint a successor Remarketing Dealer.

    As a result of these conditions and termination rights and the Remarketing Dealer's right of election and right to resign, holders of Drs. cannot be assured that their Drs. will be purchased by the Remarketing Dealer in connection with a mandatory tender. No holder of any Drs. shall have any rights or claims under the Remarketing Agreement or against the Company, the Guarantor, Tyco or the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such Drs. If the Remarketing Dealer does not purchase all of the Drs. on the Remarketing Date, the Company will be required to purchase on the Remarketing Date any Drs. that have not been purchased by the Remarketing Dealer at a price equal to 100% of the principal amount thereof plus accrued interest, if any. See "--Repurchase."

    The Remarketing Dealer will not receive any fees for its services under the Remarketing Agreement, but will be entitled to reimbursement for out-of-pocket expenses and other amounts under certain circumstances.

    The Company and Tyco will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933, as amended, arising out of or in connection with its duties under the Remarketing Agreement.

    The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the Drs. The Remarketing Dealer may exercise any vote or join in any action which any holder of Drs. may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transactions with the Company as freely as if it did not act in any capacity under the Remarketing Agreement.

REPURCHASE

    If the Remarketing Dealer for any reason does not purchase all of the Drs. on the Remarketing Date, the holders of any Drs. not so purchased are required to tender, and the Company shall repurchase, on the Remarketing Date any such Drs. at a price equal to 100% of the principal amount of the Drs. plus all accrued and unpaid interest, if any, on such Drs. to (but excluding) the Remarketing Date.

REDEMPTION

ON THE REMARKETING DATE

    If the Remarketing Dealer has elected to remarket the Drs. on the Remarketing Date, the Company shall have the right to redeem the Drs., in whole but not in part, from the Remarketing Dealer on the Remarketing Date at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Drs. and (ii) the Dollar Price, by giving notice of such redemption to the Remarketing Dealer:

        (x) no later than the Business Day immediately prior to the Determination Date, or

        (y) if fewer than three Reference Corporate Dealers timely submit firm, committed bids for all outstanding Drs. to the Remarketing Dealer on the Determination Date, within thirty minutes after the deadline set by the Remarketing Dealer for receiving such bids has passed and the Remarketing Dealer has notified the Company of the substance of such bids.

    In either such case, the Company shall pay such redemption price for the Drs. in same-day funds by wire transfer on the Remarketing Date to an account designated by the Remarketing Dealer.

AFTER THE REMARKETING DATE

    After the Remarketing Date, if the Remarketing Dealer has elected to remarket the Drs. on the Remarketing Date, the Drs. will be redeemable (a "Post-Remarketing Redemption"), in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Drs. or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to (but excluding) the redemption date.

    Notice of any Post-Remarketing Redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Drs. to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Drs. or portions thereof called in connection with a Post-Remarketing Redemption.

    "ADJUSTED TREASURY RATE" means (i) the arithmetic means of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to the maturity, as of the redemption date, of the principal being redeemed plus (ii) 0.10%. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

    "STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Drs., then such other reasonably comparable index which shall be designated by the Company.

      CERTAIN UNITED STATES FEDERAL INCOME AND LUXEMBOURG TAX CONSEQUENCES

    The following discussion is intended to be a general summary of Luxembourg and United States federal income tax consequences to holders of Notes and Drs. Due to the complexity of the tax laws of the aforementioned and other taxing jurisdictions, the uncertainty, in some instances, as to the manner in which such laws apply to holders and possible changes in law, it is particularly important that each holder consult with its own tax adviser regarding the tax treatment of the acquisition, ownership and disposition of Notes or Drs. under the laws of any federal, state, local or other taxing jurisdiction.

LUXEMBOURG

    Under current law, no withholding or deduction is imposed in Luxembourg in respect of any payment to be made by the Company in respect of the Notes or the Drs. Holders of Notes and/or Drs. who are neither resident in Luxembourg nor engaged in a trade or business through a permanent establishment or permanent representative in Luxembourg will not be subject to taxes or duties in Luxembourg with respect to interest payments on, or gains realized on the disposition of, the Notes and/or the Drs. No stamp, registration or similar taxes, duties or charges are payable in Luxembourg in connection with the issue of the Notes and the Drs.

UNITED STATES

    The following is a general discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of the Notes and Drs. to initial holders purchasing Notes or Drs. at their respective "issue prices." The "issue price" of the Notes and the Drs. will equal the first price at which a substantial amount of the Notes or Drs., respectively, is sold for cash to the public (not including persons acting in the capacity of underwriters, placement agents or wholesalers). This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect. Moreover, it deals only with purchasers who hold Notes or Drs. as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities or currencies, U.S. expatriates, persons holding Notes or Drs. as a hedge against currency risk or as a position in a "straddle," "hedge," "conversion" or another integrated transaction for tax purposes, persons who own (directly or indirectly) 10 percent or more of the voting power of the Company, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality. In addition, with respect to the Drs., this discussion only addresses the U.S. federal income tax consequences until the Remarketing Date.

    Prospective purchasers of the Notes or Drs. should consult their own tax advisors concerning the consequences, in their particular circumstances, of ownership of the Notes or Drs. under the U.S. federal tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

    As used herein, the term "U.S. Holder" means a beneficial owner of Notes or Drs. that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity (other than a trust) created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source or (iv) a trust if, in general, a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions. As used herein, the term "non-U.S. Holder" means a beneficial owner of Notes or Drs. that is not a U.S Holder for U.S. federal income tax purposes.

U.S. HOLDERS

    THE NOTES

    INTEREST. The gross amount of interest paid on the Notes (including any Additional Amounts paid in respect of withholding taxes) will be taxable as ordinary income for U.S. federal income tax purposes when received or accrued by a U.S. Holder in accordance with such U.S. Holder's method of tax accounting. Such interest will be income from sources outside the United States and, with certain exceptions, will be treated as "passive" income for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws. The rules relating to foreign tax credits and the timing thereof are extremely complex, and U.S. Holders should consult their own tax advisers with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

    DISPOSITION. Upon the sale, redemption or other taxable disposition of a Note, a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized (excluding any amount attributable to accrued interest, which will be taxable as ordinary interest income as described above) and the U.S Holder's tax basis in the Notes (generally the U.S. Holder's cost). Such gain or loss will be long term capital gain or loss if the Notes are held for more than one year, and for individual U.S. Holders will be eligible for a lower rate on capital gains if the Notes are held for more than eighteen months. The deductibility of capital losses is subject to certain limitations. For purposes of foreign tax credits under U.S. federal income tax laws, capital gain recognized by a U.S. Holder generally will be treated as U.S. source income, but any capital loss recognized by a U.S. Holder may be allocable to foreign source income. U.S. Holders should consult their own tax advisors as to the foreign tax credit implications of the disposition of Notes under U.S. federal income tax laws.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. Non-exempt U.S. Holders may be subject to information reporting with respect to payments of interest on, and the proceeds of the disposition of, Notes. Non-exempt U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at a 31% rate. U.S. Holders should consult their tax advisors.

    THE DRS.

    The Company intends to treat the Drs., which are subject to mandatory tender or repurchase by the Company on the Remarketing Date, as maturing on the Remarketing Date for U.S. federal income tax purposes and as being reissued on the Remarketing Date should the Remarketing Dealer remarket the Drs. By purchasing the Drs., a holder agrees (in the absence of an administrative determination or judicial ruling to the contrary) to follow such treatment for U.S. federal income tax purposes. Assuming the above characterization of the Drs. applies, the tax consequences to U.S. Holders of Drs. will be the same as the tax consequences to U.S. Holders of Notes as described above.

    However, no debt instrument closely comparable to the Drs. has been the subject of any Treasury regulation, revenue ruling or judicial decision, and the U.S. federal income tax treatment of the Drs. is not certain. No ruling on the treatment of the Drs. will be sought from the Internal Revenue Service ("IRS"). Accordingly, significant aspects of the U.S. federal income tax consequences of an investment in the Drs. are uncertain, and no assurance can be given that the IRS or the courts will agree that the Drs. should be treated as maturing on the Remarketing Date.

    In particular, the IRS could seek to treat the Drs. as maturing on the Stated Maturity Date. Because of the possible remarketing and reset, if the Drs. were treated as maturing on the Stated Maturity Date, Treasury regulations relating to contingent payment debt obligations would apply. In such case, the timing and character of income on the Drs. would be significantly affected. Among other things, U.S. Holders, regardless of their usual method of tax accounting, would be required to accrue original issue discount income annually, subject to the adjustments described below, that is determined in accordance with a projected payment schedule based on a "comparable yield" on a non-contingent debt instrument maturing on the Stated Maturity Date. Such original issue discount could be higher than the actual cash payments received on the Drs. in a taxable year. In addition, adjustments to income accruals would be required to be made to account for differences between actual payments and projected payments. Furthermore, any gain realized with respect to the Drs. would generally be treated as ordinary interest income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's ordinary income inclusions with respect to the Drs. Any remaining loss generally would be treated as capital loss. In addition, upon a sale or exchange (other than as a result of exercise of the mandatory tender right) a holder may be required to include as ordinary income, with a corresponding capital loss, an amount equal to the positive difference, if any, between the fair market value of the mandatory tender right at such time and its value upon issuance of the Drs. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ANY INVESTMENT IN THE DRS. (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF THE DRS.).

NON-U.S. HOLDERS

    INTEREST AND DISPOSITION. In general (and subject to the discussion below under "Information Reporting and Backup Withholding"), a non-U.S. Holder will not be subject to U.S. federal income or withholding tax with respect to payments of interest (including accrued original issue discount, if any) on, or gain upon the disposition of, Notes or Drs., unless the income or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States. In that event, such income or gain will generally be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. Holder. In addition, if such non-U.S. Holder is a non-U.S. corporation, such income or gain may be subject to a branch profits tax at a rate of 30% (or such lower rate provided by an applicable income tax treaty).

    INFORMATION REPORTING AND BACKUP WITHHOLDING. If the Notes or Drs. are held by a non-U.S. Holder through a non-U.S. (and non-U.S. related) broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the Notes or Drs. are held by a non-U.S. Holder through a U.S. (or U.S. related) broker or financial institution and the non-U.S. Holder fails to provide appropriate information. Holders should consult their tax advisors.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the Underwriting Agreements (the "Underwriting Agreements") relating to the Notes and the Drs. offered hereby, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), severally, the respective principal amounts of Notes and Drs. set forth below opposite their respective names:

                                                                  PRINCIPAL     PRINCIPAL     PRINCIPAL
                                                                    AMOUNT        AMOUNT        AMOUNT     PRINCIPAL
                                                                   OF 2005       OF 2008       OF 2028       AMOUNT
UNDERWRITERS                                                        NOTES         NOTES         NOTES       OF DRS.
---------------------------------------------------------------  ------------  ------------  ------------  ----------
J.P. Morgan Securities Inc. ...................................   $             $             $            $
Morgan Stanley & Co. Incorporated..............................
Lehman Brothers Inc............................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.........................................
Credit Suisse First Boston Corporation.........................
Donaldson, Lufkin & Jenrette
     Securities Corporation....................................
ABN AMRO Incorporated..........................................
BancAmerica Robertson Stephens.................................
Bear, Stearns & Co. Inc........................................
BNY Capital Markets, Inc.......................................
BT Alex. Brown Incorporated....................................
Citicorp Securities, Inc.......................................
Commerzbank Capital Markets Corporation........................
Credit Lyonnais Securities (USA) Inc...........................
First Chicago Capital Markets, Inc.............................
First Union Capital Markets Corp...............................
NationsBanc Montgomery Securities LLC..........................
PaineWebber Incorporated.......................................
Scotia Capital Markets (USA) Inc...............................
UBS Securities LLC.............................................
                                                                 ------------  ------------  ------------  ----------
      Total....................................................   $             $             $            $
                                                                 ------------  ------------  ------------  ----------
                                                                 ------------  ------------  ------------  ----------

    Under the terms and conditions of the Underwriting Agreements, the Underwriters are committed to take and pay for all of the Notes or the Drs., as the case may be, if any are taken.

    The Underwriters have advised the Company that they propose initially to offer the Notes directly to the public at the public offering prices set forth on the cover page hereof and to certain dealers at such prices less a concession
not in excess of   % of the principal amount of the 2005 Notes,     % of the
principal amount of the 2008 Notes and     % of the principal amount of the 2028
Notes. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of   % of the principal amount of the 2005 Notes,     % of the
principal amount of the 2008 Notes and     % of the principal amount of the 2028
Notes to certain other dealers. After the initial public offering of the Notes, the offering prices and such concessions may be changed.

    The Underwriters initially propose to offer the Drs. in part directly to the public at varying prices based on prevailing market rates at the time of resale.
The Underwriters will purchase the Drs. at   % of the principal amount thereof.
In addition, in consideration for the right to require the mandatory tender of all outstanding Drs. as described above, the Remarketing Dealer will pay to the Company, on the same date the Underwriters pay the purchase price for the Drs.,
an amount equal to   % of the principal amount of the Drs. Consequently, the net
proceeds to the Company will be $      or   % of the principal amount of the
Drs.

    The Notes and the Drs. are new issues of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes and the Drs. but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or the Drs.

    In connection with the Offering, the Underwriters may engage in transactions that stabilize the prices of the Notes or that maintain or otherwise affect the prices of the Notes and the Drs. Specifically, the Underwriters may overallot in connection with the Offerings, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase Notes or Drs., in the open market to cover syndicate shorts or to stabilize the prices of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes and the Drs. in the Offerings, if the syndicate repurchases previously distributed Notes and Drs. in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize the prices of the Notes or maintain the prices of the Notes or the Drs. above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Company and Tyco have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof. See also "Plan of Distribution" in the accompanying Prospectus.

    In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have provided, and may in the future provide, commercial banking and investment banking services to the Company and its affiliates. Affiliates of each of J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation, ABN AMRO Incorporated, BancAmerica Robertson Stephens, BNY Capital Markets, Inc., BT Alex. Brown Incorporated, Citicorp Securities, Inc., Commerzbank Capital Markets Corporation, Credit Lyonnais Securities (USA) Inc., First Chicago Capital Markets, Inc., First Union Capital Markets Corp., NationsBanc Montgomery Securities LLC, Scotia Capital Markets (USA) Inc. and UBS Securities LLC (collectively the "Bank Affiliates") are lenders under certain credit facilities (the "Credit Facilities") of Tyco US. Substantially all of the net proceeds from the offering of the Notes and the Drs. will be used to repay borrowings under the Credit Facilities. See "Use of Proceeds." Since the amount to be repaid to the Bank Affiliates will exceed 10% of the net proceeds from the sale of the Notes and the Drs., the offering of the Notes and the Drs. is being made pursuant to the provisions of Rules 2710(c)(8) and 2720(c)(3)(c) of the National Association of Securities Dealers, Inc. See "Use of Proceeds."

                                 LEGAL MATTERS

    Certain U.S. legal matters regarding the Notes, the Guarantees and the Drs. will be passed upon for Tyco and the Company by Kramer, Levin, Naftalis & Frankel, New York, New York, counsel to Tyco and the Company. Joshua M. Berman, a director and vice president of Tyco, is counsel to Kramer, Levin, Naftalis & Frankel. Mr. Berman beneficially owns 64,000 common shares of Tyco. Certain matters under the laws of Bermuda related to the Guarantees of Tyco will be passed upon for Tyco by Appleby, Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Certain matters under the laws of Luxembourg related to the Notes and the Drs. will be passed upon by Zeyen Beghin Feider Loeff Claeys Verbeke, Luxembourg counsel to the Company. Certain U.S. legal matters regarding the Notes and the related Guarantees will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. The validity of the Drs. and the related Guarantees being offered hereby will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. Fried, Frank, Harris, Shriver & Jacobson and Davis Polk & Wardwell will rely on Appleby, Spurling & Kempe with respect to matters of Bermuda law and on Zeyen Beghin Feider Loeff Claeys Verbeke with respect to matters of Luxembourg law.

PROSPECTUS

                                   $3,750,000,000
                                ----------------

                         TYCO INTERNATIONAL GROUP S.A.
                                 -------------

                                DEBT SECURITIES
                                ----------------

                    FULLY AND UNCONDITIONALLY GUARANTEED BY

                            TYCO INTERNATIONAL LTD.
                               ------------------

    Tyco International Group S.A., a Luxembourg company (the "Company"), may offer from time to time unsecured debt securities ("Debt Securities") consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series, at an aggregate initial offering price not to exceed U.S.$3,750,000,000, or its equivalent if some or all of the Debt Securities are denominated in one or more foreign currencies, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale. Debt Securities may be issued in registered form without coupons ("Registered Securities"), bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities (each a "Global Security"). Unless otherwise specified in the Prospectus Supplement, all Debt Securities will be fully and unconditionally guaranteed as to payment of principal, premium, if any, and interest by Tyco International Ltd. ("Tyco"), the sole shareholder of the Company. Guarantees of the Debt Securities (the "Guarantees") by Tyco will constitute unsecured and unsubordinated obligations of Tyco.

    Specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered will be set forth in one or more accompanying Prospectus Supplements (each a "Prospectus Supplement"), together with the terms of the offering of the Debt Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Debt Securities, without limitation, the following: the specific designation, aggregate principal amount, ranking as senior debt or subordinated debt, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest is payable, any modification of the covenants and any other specific terms thereof. The amounts payable by the Company in respect of Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices as set forth in the Prospectus Supplement. The Prospectus Supplement will also contain, where applicable, relevant tax considerations relating to the holders of Debt Securities covered by the Prospectus Supplement.

    The Company may sell Debt Securities offered hereby to or through underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. The Prospectus Supplement will also set forth the names of the underwriters, dealers and agents involved in the sale of the Debt Securities offered hereby, the principal amounts, if any, to be purchased by the underwriters or agents and the compensation, if any, of such underwriters or agents and any applicable commissions or discounts. The net proceeds to the Company from the sale of the Debt Securities offered hereby will also be set forth in the Prospectus Supplement.

    This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                           --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                           --------------------------

                    The date of this Prospectus is May 1, 1998.

    No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, Tyco or any underwriter, dealer or agent. Neither the delivery of this Prospectus or the accompanying Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that the information contained herein or in the accompanying Prospectus Supplement is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company or Tyco since the date hereof or thereof. Neither this Prospectus nor the accompanying Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy Debt Securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

    Tyco is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a site on the World Wide Web, and the reports, proxy statements and other information filed by Tyco with the Commission may be accessed electronically on the Web at http://www.sec.gov. Such material may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where Tyco's common shares, par value U.S.$0.20 per share ("Common Shares"), are listed.

    This Prospectus constitutes part of a Registration Statement on Form S-3 filed by the Company and Tyco (together with all amendments, schedules and exhibits thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy of the applicable document so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, which have been filed by Tyco with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this
Prospectus:

    1. Tyco's Transition Report on Form 10-K for the fiscal year ended September 30, 1997.

    2. Tyco's Transition Report on Form 10-K/A for the fiscal year ended September 30, 1997.

    3. Tyco's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997.

    4.  Tyco's Current Report on Form 8-K filed on March 6, 1998.

    5.  Tyco's Current Report on Form 8-K filed on March 11, 1998.

    6.  Tyco's Current Report on Form 8-K filed on April 23, 1998.

    All documents filed by Tyco with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of Debt Securities made hereby shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Tyco and the Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner of Debt Securities, upon the written or oral request of any such person, a copy of any and all of the documents that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to J. Brad McGee, Senior Vice President, Tyco International
(US) Inc., One Tyco Park, Exeter, New Hampshire 03833 (telephone: (603)
778-9700).

                            TYCO INTERNATIONAL LTD.

    Tyco International Ltd., a Bermuda company ("Tyco"), through its subsidiaries, is a diversified manufacturing and service company that operates in four segments: (i) the design, manufacture and distribution of disposable medical supplies and other specialty products, and the conduct of vehicle auctions and related services; (ii) the design, manufacture, installation and service of fire detection and suppression systems, and the installation, monitoring and maintenance of electronic security systems; (iii) the design, manufacture and distribution of flow control products; and (iv) the design, manufacture and distribution of electrical and electronic components, and the design, manufacture, installation and service of undersea cable communication systems.

    Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    On July 2, 1997, Tyco International Ltd., a Massachusetts corporation ("Former Tyco"), merged with a subsidiary of Tyco, with Tyco being the continuing public company. In connection with the merger, Tyco changed its name from ADT Limited ("ADT") to Tyco International Ltd.

    Tyco's registered and principal executive offices are located at The Gibbons Building, 10 Queen Street, Hamilton HM11, Bermuda, and its telephone number is
(441) 292-8674. The executive offices of Tyco's principal United States subsidiary, Tyco International (US) Inc., are located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

                                  THE COMPANY

    Tyco International Group S.A., a Luxembourg company (the "Company"), is a direct wholly-owned subsidiary of Tyco. The registered and principal executive offices of the Company are located at Boulevard Royal, 26, Sixth Floor, L-2449 Luxembourg, and its telephone number is (352) 22-9999-5204. Through its subsidiaries, the Company owns substantially all of the assets, and engages in substantially all of the businesses, owned or engaged in by Tyco.

                                USE OF PROCEEDS

    Except as otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities to refinance, in part, existing indebtedness, to finance recently announced acquisitions and for general corporate purposes. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities.

                   RATIO OF EARNINGS TO FIXED CHARGES OF TYCO

    The following table sets forth the ratio of earnings to fixed charges for Tyco for the three months ended December 31, 1997, the nine month transitional fiscal year ended September 30, 1997, and the years ended December 31, 1996, 1995, 1994 and 1993.

                                                                    THREE MONTHS         FISCAL YEAR       YEAR ENDED DECEMBER
                                                                        ENDED               ENDED                  31,
                                                                      DECEMBER          SEPTEMBER 30,     ----------------------
                                                                      31, 1997             1997(3)           1996        1995
                                                                  -----------------  -------------------     -----     ---------
Ratio of earnings to fixed charges(1)(2)........................           6.37                  (4)              (4)       3.00


                                                                    1994       1993
                                                                  ---------  ---------
Ratio of earnings to fixed charges(1)(2)........................       3.33       2.76

------------------------

(1) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, cumulative effect of change in accounting methods and extraordinary items, and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

(2) On July 2, 1997, a wholly-owned subsidiary of Tyco merged with Former Tyco. On August 27, 1997, Tyco consummated a merger with INBRAND, and, on August 29, 1997, Tyco consummated a merger with Keystone. Each of the three merger transactions qualifies for pooling of interests basis of accounting. As such, the ratio of earnings to fixed charges for the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995, 1994 and 1993 include the effect of the mergers, except that the calculation presented above for periods prior to January 1, 1997 does not include INBRAND due to immateriality.

   Prior to the respective mergers, ADT and Keystone had calendar year ends and Former Tyco had a June 30 fiscal year end. The historical results upon which the ratios are based have been combined using a calendar year end for ADT, Keystone and Former Tyco for the year ended December 31, 1996. For 1995, 1994, and 1993, the ratio of earnings to fixed charges reflects the combination of ADT and Keystone with a calendar year end and Former Tyco with a June 30 fiscal year end.

(3) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. The fiscal year ended September 30, 1997 represents the nine month period ended September 30, 1997.

(4) Earnings were insufficient to cover fixed charges by $589.7 million and $61.2 million in 1997 and 1996, respectively.

   Earnings for the nine months ended September 30, 1997 and the year ended
    December 31, 1996 included merger, restructuring and other nonrecurring charges of $917.8 million and $246.1 million, respectively. Earnings also include a charge for the impairment of long-lived assets of $148.4 million and $744.7 million, respectively, in the 1997 and 1996 periods. The 1997 period also includes a write off of purchased in-process research and development of $361.0 million.

   On a pro forma basis the ratio of earnings to fixed charges excluding merger, restructuring and other nonrecurring charges, charge for the impairment of long-lived assets and write-off of purchased in-process research and development would have been 5.44x and 4.68x for the nine months ended September 30, 1997 and year ended December 31, 1996, respectively.

             DESCRIPTION OF THE DEBT SECURITIES AND THE GUARANTEES

    The Debt Securities and the Guarantees offered hereby will be issued under an indenture (hereinafter the "Indenture"), among the Company, Tyco and the trustee thereunder (hereinafter referred to as the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to this Registration Statement. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities and the Guarantees to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities and Guarantees. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

    The particular terms of the Debt Securities and the Guarantees offered by a Prospectus Supplement will be described in such Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities and the Guarantees as described herein and in the Indenture or in any supplemental indenture thereto and any applicable material income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities and Guarantees, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities and the Guarantees set forth in this Prospectus.

GENERAL

    The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that the Debt Securities may be issued from time to time in one or more series unless otherwise provided in any supplemental indenture and the applicable Prospectus Supplement.

    Unless otherwise provided in any supplemental indenture and specified in the applicable Prospectus Supplement, Debt Securities offered pursuant to this Prospectus will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with other unsecured and unsubordinated obligations of the Company for money borrowed. The Debt Securities will be effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. The Debt Securities will be fully and unconditionally guaranteed by Tyco. Except as described under "Certain Covenants" and as may be provided in any supplemental indenture and set forth in the applicable Prospectus Supplement, the Indenture does not limit other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contain financial or similar restrictions on the Company or any of its subsidiaries. Except as may be provided in any supplemental indenture and set forth in the applicable Prospectus Supplement, the Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in any distribution of assets of any subsidiary upon the latter's liquidation or reorganization or otherwise will be effectively subordinated to the claims of the subsidiary's creditors, except to the extent that the Company or any of its creditors may itself be a creditor of that subsidiary.

    A Prospectus Supplement will set forth where applicable the following terms of and information relating to the Debt Securities offered pursuant to this
Prospectus: (i) the designation of the Debt Securities; (ii) the aggregate principal amount of the Debt Securities; (iii) the date or dates on which principal of, and premium, if any, on the Debt Securities is payable; (iv) the rate or rates at which the Debt Securities shall bear interest, if any, or the method by which such rate shall be determined, the date or dates from which interest will accrue and on which such interest will be payable and the related record dates; (v) if other than the offices of the Trustee, the place where the principal of and any premium or interest on the Debt Securities will be payable;
(vi) any redemption, repayment or sinking fund provisions; (vii) if other than denominations of $1,000 or multiples thereof, the denominations in which the Debt Securities will be issuable; (viii) if other than the principal amount thereof, the portion of the principal amount due upon acceleration; (ix) whether the Debt Securities shall be issued in the form of a global security or securities; (x) any other specific terms of the Debt Securities (which may, for example, include the currency, and any index used to determine the amount, of payment of principal of and any premium and interest on the Debt Securities); and (xi) if other than the Trustee, the identity of any trustees, paying agents, transfer agents or registrars with respect to the Debt Securities.

    Unless otherwise provided in any supplemental indenture and specified in the applicable Prospectus Supplement, Debt Securities offered pursuant to this Prospectus will be issued either in certificated, fully registered form, without coupons, or as global notes under a book-entry system.

    Upon receipt of an authentication order from the Company together with any other documentation required by the Indenture or any supplemental indenture thereto, the Trustee will authenticate Debt Securities in the appropriate form and for the amount specified in the applicable Prospectus Supplement and the supplemental indenture relating thereto.

    Unless otherwise provided in any supplemental indenture and specified in the applicable Prospectus Supplement, principal and premium, if any, will be payable, and the Debt Securities offered pursuant to this Prospectus will be transferable and exchangeable without any service charge, at the office of the Trustee. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange.

    Interest, if any, on any series of Debt Securities offered pursuant to this Prospectus will be payable on the interest payment dates set forth in the accompanying Prospectus Supplement to the persons described in the accompanying Prospectus Supplement.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, there are no covenants or provisions contained in the Indenture which afford the holders of Debt Securities offered pursuant to this Prospectus protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company. The consummation of any highly leveraged transaction, reorganization, restructuring, merger or similar transaction could cause a material decline in the credit quality of the outstanding Debt Securities.

GUARANTEES

    Tyco will unconditionally guarantee the due and punctual payment of the principal of, premium, if any, and interest and any Additional Amounts (as defined below under "Payment of Additional Amounts"), if any, on the Debt Securities when and as the same shall become due and payable, whether at maturity, upon redemption or otherwise. The Guarantees are unsecured and unsubordinated obligations of Tyco and will rank equally with all other unsecured and unsubordinated obligations of Tyco. The Guarantees provide that in the event of a default in payment of principal of, premium, if any, or interest on a Debt Security, the holder of the Debt Security may institute legal proceedings directly against Tyco to enforce the Guarantees without first proceeding against the Company. In addition, under certain circumstances described under "Certain Covenants--Limitation on Indebtedness of Subsidiaries," subsidiaries of the Company (collectively with Tyco, the "Guarantors") may execute and deliver additional Guarantees.

    The obligations of Tyco and any other Guarantor, if any, under their respective Guarantees are limited to the maximum amount which, after giving effect to any collections from or payments made by or on behalf of any other Guarantors in respect of the obligations of such other Guarantors under their respective Guarantees or pursuant to their contribution obligations under the Indenture, will result in the obligations of such Guarantors under their Guarantees not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment or distribution under its Guarantee shall be entitled to a contribution from each other Guarantor to the extent permitted by applicable law.

REDEMPTION UPON CHANGES IN WITHHOLDING TAXES

    The Debt Securities of any series may be redeemed, as a whole but not in part, at the election of the Company, upon not less than 30 nor more than 60 days notice (which notice shall be irrevocable), at a redemption price equal to 100% of the principal amount thereof, together with accrued interest, if any, to the redemption date and Additional Amounts, if any, if as a result of any amendment to, or change in, the laws or regulations of Luxembourg or any political subdivision or taxing authority thereof or therein having power to tax (a "Taxing Authority"), or any change in the application or official interpretation of such laws or regulations which amendment or change becomes effective after the date the applicable Debt Securities are issued, the Company has become or will become obligated to pay Additional Amounts, on the next date on which any amount would be payable with respect to the Debt Securities of such series, and such obligation cannot be avoided by the use of reasonable measures available to the Company; PROVIDED, HOWEVER, that (a) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts, and (b) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect. Prior to the giving of any notice of redemption described in this paragraph, the Company shall deliver to the Trustee (i) a certificate signed by two directors of the Company stating that the obligation to pay Additional Amounts cannot be avoided by the Company taking reasonable measures available to it and (ii) a written opinion of independent legal counsel to the Company of recognized standing to the effect that the Company has or will become obligated to pay Additional Amounts as a result of a change, amendment, official interpretation or application described above and that the Company cannot avoid the payment of such Additional Amounts by taking reasonable measures available to it.

PAYMENT OF ADDITIONAL AMOUNTS

    All payments made by the Company and Tyco under or with respect to the Debt Securities and the Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Taxing Authority ("Taxes"), unless the Company or Tyco, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. In the event that the Company or Tyco is required to so withhold or deduct any amount for or on account of any Taxes from any payment made under or with respect to the Debt Securities or the Guarantees, as the case may be, the Company or Tyco, as the case may be, will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of Debt Securities (including Additional Amounts) after such withholding or deduction will equal the amount that such holder would have received if such Taxes had not been required to be withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of Debt Securities to the extent:

        (a) that any such Taxes would not have been so imposed but for the existence of any present or former connection between such holder and the Taxing Authority imposing such Taxes (other than the mere receipt of such payment, acquisition, ownership or disposition of such Debt Securities or the exercise or enforcement of rights under such Debt Securities, the Guarantees or the Indenture);

        (b) of any estate, inheritance, gift, sales, transfer, or personal property Taxes imposed with respect to such Debt Securities, except as otherwise provided herein;

        (c) that any such Taxes would not have been so imposed but for the presentation of such Debt Securities (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to Additional Amounts had the Debt Securities been presented for payment on any date during such 30-day period; or

        (d) that such holder would not be liable or subject to such withholding or deduction of Taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption, if (x) the making of such declaration or claim is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant Taxing Authority as a precondition to an exemption from, or reduction in, the relevant Taxes, and (y) at least 60 days prior to the first payment date with respect to which the Company or Tyco shall apply this clause (d), the Company or Tyco shall have notified all holders of Debt Securities in writing that they shall be required to provide such declaration or claim.

    The Company and Tyco, as applicable, will also (i) make such withholding or deduction of Taxes and (ii) remit the full amount of Taxes so deducted or withheld to the relevant Taxing Authority in accordance with all applicable laws. The Company and Tyco, as applicable, will use their reasonable best efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Taxing Authority imposing such Taxes. The Company or Tyco, as the case may be, will, upon request, make available to the holders of the Debt Securities, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or Tyco or if, notwithstanding the Company's or Tyco's efforts to obtain such receipts, the same are not obtainable, other evidence of such payments by the Company or Tyco.

    At least 30 days prior to each date on which any payment under or with respect to the Debt Securities is due and payable, if the Company or Tyco will be obligated to pay Additional Amounts with respect to such payment, the Company or Tyco will deliver to the Trustee an officer's certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information as is necessary to enable such Trustee to pay such Additional Amounts to holders of Debt Securities on the payment date.

    The foregoing provisions shall survive any termination of the discharge of the Indenture and shall apply mutatis mutandis to any jurisdiction in which any successor Person to the Company or Tyco, as the case may be, is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein.

    In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and Additional Amounts with respect thereto, payable in Luxembourg or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of the Debt Securities.

    Whenever in the Indenture, the Debt Securities, in the "Description of the Notes and the Guarantees" in any Prospectus Supplement or in this "Description of the Debt Securities and the Guarantees" there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any Debt Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

BOOK-ENTRY SYSTEM

    If so specified in the applicable Prospectus Supplement, Debt Securities of any series offered pursuant to this Prospectus may be issued under a book-entry system in the form of one or more global securities ("Global Securities"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the accompanying Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee. The specific terms of the depositary arrangement with respect to any series of Debt Securities, or portion thereof, to be represented by a Global Security will be provided in the supplemental indenture relating thereto and described in the applicable Prospectus Supplement.

    The Depositary has advised the Company as follows: the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of Persons who have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of certificates.

The Depositary's participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Upon the issuance of a Global Security, the Depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters or agents, if any, or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in the Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary or its nominee is the registered owner of a Global Security, it will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Security will not be entitled to have the Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the Debt Securities and will not be considered the owners or holders thereof under the Indenture.

    Payment of principal of, premium, if any, and any interest on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security. None of the Company, the Guarantor, the Trustee, any paying agent or registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company has been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the account of customers registered in "street name," and will be the responsibility of such participants.

    A Global Security may not be transferred except as a whole to a nominee or successor of the Depositary. If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue certificates in registered form in exchange for the Global Security or securities representing the Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have Debt Securities of a series represented by a Global Security and, in such event, will issue certificates in definitive form in exchange for the Global Security representing such Debt Securities.

CERTAIN COVENANTS

    Other than the covenants described below, any covenants, including any restrictive covenants, of the Company with respect to any series of Debt Securities will be provided in a supplemental indenture and described in the applicable Prospectus Supplement.

    LIMITATIONS ON LIENS. The Company covenants that, so long as any Debt Securities remain outstanding (but subject to defeasance, as provided in the Indenture), it will not, and will not permit any Restricted Subsidiary (as defined below) to, issue, assume or guarantee any Indebtedness (as defined below) which is secured by a mortgage, pledge, security interest, lien or encumbrance (each a "lien") upon any Principal Property (as defined below), or any shares of stock of or Indebtedness issued by any Restricted Subsidiary, whether now owned or hereafter acquired, without effectively providing that, for so long as such lien shall continue in existence with respect to such secured Indebtedness, the Debt Securities (together with, if the Company shall so determine, any other Indebtedness of the Company ranking equally with the Debt Securities) shall be equally and ratably secured with (or at the Company's option prior to) such secured Indebtedness, except that the foregoing covenant shall not apply to (a) liens existing on the date the applicable Debt Securities are issued; (b) liens on the stock, assets or Indebtedness of a Person existing at the same time such Person becomes a Restricted Subsidiary unless created in contemplation of such Restricted Subsidiary becoming such; (c) liens on any assets or Indebtedness of a Person existing at the time such entity is merged into the Company or a Subsidiary or at the time of a purchase, lease or other acquisition of the assets of a Person or firm as an entirety or substantially as an entirety by the Company or a Restricted Subsidiary; (d) liens on any Principal Property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary, or liens to secure the payment of the purchase price of such Principal Property, or to secure Indebtedness incurred, assumed or guaranteed by the Company or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price of such Principal Property or improvements or construction thereon, which Indebtedness is incurred, assumed or guaranteed prior to, at the time of, or within one year after such acquisition (or in the case of real property, completion of such improvement or construction or commencement of full operation of such property, whichever is later); (e) liens securing Indebtedness owing by any Restricted Subsidiary to the Company, Tyco or a Subsidiary or by the Company to Tyco; (f) liens in favor of the United States of America or any State thereof or any other country, or political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract, statute, rule or regulation or to secure any Indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price (or, in the case of real property, the cost of construction or improvement) of the Principal Property subject to such liens (including but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financings); (g) pledges, liens or deposits under worker's compensation or similar legislation, or in connection with bids, tenders, contracts (other than for the payment of money) or leases to which the Company or any Restricted Subsidiary is a party, or to secure the public or statutory obligations of the Company or any Restricted Subsidiary, or in connection with obtaining or maintaining self-insurance, or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or to secure surety, performance, appeal or customs bonds to which the Company or any Restricted Subsidiary is a party, or in litigation or other proceedings in connection with the matters heretofore referred to in this clause, such as, but not limited to, interpleader proceedings, and other similar pledges, liens or deposits made or incurred in the ordinary course of business; (h) certain liens in connection with legal proceedings, including certain liens arising out of judgments or awards, to the extent such proceedings are being contested or appealed in good faith; final unappealable judgment liens which are satisfied within 15 days of the date of judgment; or liens incurred for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding; (i) liens for certain taxes or assessments, landlord's liens and liens and charges incidental to the conduct of the business of the Company or any Restricted Subsidiary, or the ownership of their respective assets, which were not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not, in the opinion of the Board of Directors of the Company, materially impair the use of such assets in the operation of the business of the Company or such Restricted Subsidiary or the value of such Principal Property for the purposes thereof; (j) liens to secure the Company's or any Restricted Subsidiary's obligations under agreements with respect to spot, forward, future and option transactions, entered into in the ordinary course of business; (k) liens not permitted by the foregoing clauses (a) to (j), inclusive, if at the time of, and after giving effect to, the creation or assumption of such lien, the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries (without duplication) secured by all liens not so permitted by the foregoing clauses (a) through (j), inclusive, together with the Attributable Debt (as defined below) in respect of Sale and Lease-Back Transactions (as defined below) permitted by paragraph (a) under "Limitation on Sale and Lease-Back Transactions" below does not exceed the greater of $100,000,000 and 10% of Consolidated Net Worth (as defined below); and (l) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any lien referred to in the foregoing clauses (a) to (k), inclusive, except that the principal amount of Indebtedness secured thereby unless otherwise excepted under clauses (a) through (k) shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or part of the assets (or any replacement therefor) which secured the lien so extended, renewed or replaced (plus improvements and construction on real property).

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to a Principal Property unless (a) the Company or such Restricted Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Indebtedness secured by a lien on the Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such transaction, without equally and ratably securing the Debt Securities pursuant to the provisions described under "Limitations on Liens" above, or (b) the direct or indirect proceeds of the sale of the Principal Property to be leased are at least equal to their fair value (as determined by the Company's Board of Directors) and an amount equal to the net proceeds is applied, within 180 days of the effective date of such transaction, to the purchase or acquisition (or, in the case of real property, commencement of the construction) of property or assets or to the retirement (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) of Debt Securities, or of Funded Indebtedness (as defined below) of the Company or a consolidated Subsidiary of the Company that ranks on a parity with or senior to the Debt Securities (subject to credits for certain voluntary retirement of Funded Indebtedness and certain delivery of Debt Securities to the Trustee for retirement and cancellation).

    LIMITATION ON INDEBTEDNESS OF SUBSIDIARIES. (a) The Company will not cause or permit any Subsidiary (which is not a Guarantor), directly or indirectly, to create, incur, assume, guarantee or otherwise in any manner become liable for the payment of or otherwise incur (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness but excluding any Permitted Subsidiary Indebtedness) unless such Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Guarantee of the Debt Securities.

    (b) Notwithstanding the foregoing, any Guarantee by a Subsidiary of the Debt Securities shall provide by its terms that it (and all liens securing the same) shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's equity interests in, or all or substantially all the assets of, such Subsidiary, which transaction is in compliance with the terms of the Indenture and such Subsidiary is released from all guarantees, if any, by it of other Indebtedness of the Company or any Subsidiaries, (ii) the payment in full of all obligations under the Indebtedness giving rise to such Guarantee or (iii) with respect to Indebtedness described in clause (a) above constituting guarantees, the release by the holders of such Indebtedness of the guarantee by such Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as (A) no other Indebtedness (other than Permitted Subsidiary Indebtedness) has been guaranteed by such Subsidiary, as the case may be, or (B) the holders of all such other Indebtedness which is guaranteed by such Subsidiary also release the guarantee by such Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness).

    (c) For purposes of this covenant, any Acquired Indebtedness shall not be deemed to have been incurred until 180 days from the date (A) the Person obligated on such Acquired Indebtedness becomes a

Subsidiary or (B) the acquisition of assets in connection with which such Acquired Indebtedness was assumed is consummated.

    DEFINITIONS. "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets by such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

    "Affiliate" means, with respect to any specified Person: (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (ii) any other Person that owns, directly or indirectly, 10% or more of such specified Person's Capital Stock or any officer or director of any such specified Person or other Person; or (iii) any other Person 10% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "Attributable Debt" means in connection with a Sale and Lease-Back Transaction, as of any particular time, the aggregate of present values (discounted at a rate per annum equal to the average interest borne by all outstanding Debt Securities determined on a weighted average basis and compounded semi-annually) of the obligations of the Company or any Restricted Subsidiary for net rental payments during the remaining term of the applicable lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease of any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges.

    "Capital Stock" of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, other equity interests whether now outstanding or issued after the date of the Indenture, partnership interests (whether general or limited), any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person and any rights (other than debt securities convertible into Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock.

    "Consolidated Net Worth" means, at any date, the total assets less the total liabilities, in each case appearing on the most recently prepared consolidated balance sheet of the Company and its subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with United States generally accepted accounting principles as in effect on the date of calculation.

    "Consolidated Tangible Assets" means, at any date, the total assets less all intangible assets appearing on the most recently prepared consolidated balance sheet of the Company and its subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with United States generally accepted accounting principles as in effect on the date of calculation. "Intangible Assets" means the amount (if any) which would be stated under the heading "Costs in Excess of Net Assets of Acquired Companies" or under any other heading relating to intangible assets separately listed, in each case on the face of the aforesaid consolidated balance sheet.

    "Funded Indebtedness" means any Indebtedness maturing by its terms more than one year from the date of the determination thereof, including any Indebtedness renewable or extendible at the option of the obligor to a date later than one year from the date of the determination thereof.

    "Guarantee" means the unconditional and unsubordinated guarantee by Tyco or any Guarantor of the due and punctual payment of the principal of and interest on the Debt Securities (including premium and Additional Amounts, if any) when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise, in accordance with the terms of such Debt Securities and the Indenture.

    "Guarantor" means Tyco or any Subsidiary that after the date of the Indenture executes a guarantee of the Debt Securities contemplated by the "Limitation on Indebtedness of Subsidiaries" covenant, until a successor replaces such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

    "Indebtedness" means, without duplication, the principal or face amount of
(i) all obligations for borrowed money, (ii) all obligations evidenced by debentures, notes or other similar instruments, (iii) all obligations in respect of letters of credit or bankers acceptances or similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (v) all obligations as lessee which are capitalized in accordance with United States generally accepted accounting principles, and (vi) all Indebtedness of others guaranteed by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is legally responsible or liable (whether by agreement to purchase indebtedness of, or to supply funds or to invest in, others).

    "Permitted Subsidiary Indebtedness" means any of the following: (i) Indebtedness in an aggregate amount, without duplication, not to exceed, as of the date of determination, 5% of the Consolidated Tangible Assets of the Company (excluding any Indebtedness described in clauses (ii) through (viii) herein);
(ii) Indebtedness owed to the Company, Tyco or any Subsidiary; (iii) obligations under standby letters of credit or similar arrangements supporting the performance of a Person under a contract or agreement in the ordinary course of business; (iv) obligations as lessee in the ordinary course of business which are capitalized in accordance with United States generally accepted accounting principles; (v) Indebtedness that was Permitted Subsidiary Indebtedness at the time that it was first incurred; (vi) Acquired Indebtedness that by its terms is not callable or redeemable prior to its stated maturity and that remains outstanding following such time as the Subsidiary obligated under such Acquired Indebtedness in good faith has made or caused to be made an offer to acquire all such Indebtedness on terms which, in the opinion of an independent investment banking firm of national reputation and standing, are consistent with market practices in existence at the time for offers of a similar nature, provided that the initial expiration date of any such offer shall be not later than the expiration of the time period set forth in paragraph (c) of the "Limitation of Indebtedness of Subsidiaries" covenant; (vii) Indebtedness outstanding on the date of the Indenture and (viii) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness referred to in clause (vii) of this definition of "Permitted Subsidiary Indebtedness" of a Subsidiary organized under a jurisdiction other than the United States or any State thereof or the District of Columbia, including any successive refinancings so long as the borrower under such refinancing is such Subsidiary and the aggregate principal amount of Indebtedness represented thereby (or if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accreted value attributable thereto since the original issuance of such Indebtedness) is not increased by such refinancing plus the lesser of (A) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (B) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of such Restricted Subsidiary incurred in connection with such refinancing.

    "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "Principal Property" means any manufacturing, processing or assembly plant or facility or any warehouse or distribution facility which is used by any U.S. Subsidiary after the date hereof, other than any such plants, facilities, warehouses or portions thereof, which in the opinion of the Board of Directors of the Company, are not collectively of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety, or which, in each case, has a book value, on the date of the acquisition or completion of the initial construction thereof by the Company, of less than 1.5% of Consolidated Tangible Assets.

    "Restricted Subsidiary" means any Subsidiary which owns or leases a Principal Property.

    "Sale and Lease-Back Transaction" means an arrangement with any Person providing for the leasing by the Company or a Restricted Subsidiary of any Principal Property whereby such Principal Property has been or is to be sold or transferred by the Company or a Restricted Subsidiary to such Person; provided, however, that the foregoing shall not apply to any such arrangement involving a lease for a term, including renewal rights, for not more than three years.

    "Subsidiary" means any corporation of which at least a majority of the outstanding Voting Stock shall at the time directly or indirectly be owned or controlled by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries.

    "Voting Stock" of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

MERGER, CONSOLIDATION, SALE OR CONVEYANCE

    The Indenture provides that unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, neither the Company, Tyco nor any other Guarantor will merge or consolidate with any other corporation and will not sell or convey all or substantially all of its assets to any Person, unless the Company, Tyco or such other Guarantor, as the case may be, shall be the continuing corporation, or the successor corporation or Person that acquires all or substantially all of the assets of the Company, Tyco or such other Guarantor, as the case may be, shall expressly assume the payment of principal of, premium, if any, and interest on the Debt Securities and the observance of all the covenants and agreements under the Indenture to be performed or observed by the Company, Tyco or such other Guarantor, as the case may be, and immediately after such merger, consolidation, sale or conveyance, the Company, Tyco or such other Guarantor, as the case may be, such Person or such successor corporation shall not be in default in the performance of the covenants and agreements of the Indenture to be performed or observed by the Company, Tyco or such other Guarantor, as the case may be; provided that the foregoing shall not apply to a Guarantor other than Tyco if in connection with any such merger, consolidation, sale or conveyance the Guarantee of such Guarantor is released and discharged pursuant to paragraph (b) of the "Limitation on Indebtedness of Subsidiaries" covenant.

EVENTS OF DEFAULT

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, an Event of Default with respect to Debt Securities of any series issued under the Indenture is defined in the Indenture as being: default for 30 days in payment of any interest on any Debt Securities of such series; default in any payment of principal of or premium, if any, on any Debt Securities of such series (including any sinking fund payment); default by the Company, Tyco or any other Guarantor in performance of any other of the covenants or agreements in respect of the Debt Securities of such series and related Guarantees or the Indenture which shall not have been remedied for a period of 90 days after written notice to the Company by the Trustee or the holders of at least 25% of the principal amount of all Debt Securities of all affected series, as provided in the supplemental indenture relating thereto and described in the applicable Prospectus Supplement, specifying that such notice is a "Notice of Default" under the Indenture; default by the Company, Tyco or any other Guarantor in the payment at the final maturity thereof, after the expiration of any applicable grace period, of principal of, premium, if any, or interest on Indebtedness for money borrowed (other than Non-Recourse Indebtedness, as defined) in the principal amount then outstanding of $50,000,000 or more, or acceleration of any Indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded within ten business days after notice to the Company by the Trustee or the holders of at least 25% of the principal amount of all of the Debt Securities at the time outstanding (treated as one class); any Guarantee ceases to be, or the Company or any Guarantor asserts in writing that such Guarantee is not in full force and effect and enforceable in accordance with its terms; certain events involving bankruptcy, insolvency or reorganization of the Company, Tyco or any Significant Subsidiary Guarantor; or any other Event of Default established for the Debt Securities of such series set forth in the accompanying Prospectus Supplement. Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Indenture provides that the Trustee shall transmit notice of any uncured default under the Indenture with respect to any series, within 90 days after the occurrence of such default, to the holders of Debt Securities of each affected series, except that the Trustee may withhold notice to the holders of any series of the Debt Securities of any default (except in payment of principal of, premium, if any, or interest on such series of Debt Securities) if the Trustee considers it in the interest of the holders of such series of Debt Securities to do so.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of Debt Securities issued under the Indenture or due to the default in the performance or breach of any other covenant or agreement of the Company, Tyco or any Guarantor applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities issued under the Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of each affected series issued under the Indenture and then outstanding (each such series voting as a separate class) may declare the principal of all Debt Securities of such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in the Indenture applicable to all outstanding Debt Securities issued thereunder and then outstanding, or due to a default in payment at final maturity or upon acceleration of indebtedness for money borrowed in the principal amount then outstanding of $50,000,000 or more, or to certain events of bankruptcy, insolvency and reorganization of the Company, Tyco or any Significant Subsidiary Guarantor shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all Debt Securities issued under the Indenture and then outstanding (treated as one class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a non-payment of such Debt Securities which shall have become due by acceleration) by the holders of a majority in principal amount of the Debt Securities of all such affected series then outstanding (each such series voting as a separate class or all such Debt Securities voting as a single class, as the case may be).

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the holders of a majority in principal amount of the Debt Securities of each series then outstanding and affected (with each series voting as a separate class) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Debt Securities of such series under the Indenture, subject to certain limitations specified in the Indenture.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Indenture provides that no holder of Debt Securities of any series may institute any action against the Company under the Indenture (except actions for payment of overdue principal, premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the Debt Securities of each affected series (with each series voting as a separate class) issued under the Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, and the Trustee shall not have instituted such action within 60 days of such request, and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the Debt Securities of each affected series (with each series voting as a separate class) issued under such Indenture and then outstanding.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Indenture requires the annual filing by the Company with the Trustee of a written statement as to compliance with the covenants and agreements contained in the Indenture.

    "Significant Subsidiary Guarantor" means any one or more Guarantors (other than Tyco) which, at the date of determination, together with its or their respective subsidiaries in the aggregate, (i) for the most recently completed fiscal year of the Company accounted for more than 10% of the consolidated revenues of the Company or (ii) at the end of such fiscal year, was the owner (beneficial or otherwise) of more than 10% of the consolidated assets of the Company, as determined in accordance with United States generally accepted accounting principles and reflected on the Company's consolidated financial statements.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Company may discharge or defease its obligations under the Indenture as set forth below.

    Under terms satisfactory to the Trustee, the Company may discharge this Indenture with respect to any series of Debt Securities issued under the Indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or which may be called for redemption within one year) by irrevocably depositing with the Trustee cash or direct obligations of the United States as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of, premium, if any, and interest and Additional Amounts, if any, on such Debt Securities. However, the Company may not thereby avoid its duty to register the transfer or exchange of such series of Debt Securities, to replace any mutilated, destroyed, lost or stolen Debt Securities of such series or to maintain an office or agency in respect of such series of Debt Securities.

    In the case of any series of Debt Securities in respect of which the exact amounts of principal of and interest due on such series can be determined at the time of making the deposit referred to below, the Company at its option at any time may also (i) discharge any and all of its obligations to holders of such series of Debt Securities issued under the Indenture ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of such series of Debt Securities, to replace any mutilated, destroyed, lost, or stolen Debt Securities of such series or to maintain an office or agency in respect of such series of Debt Securities or (ii) be released with respect to any outstanding series of Debt Securities issued under the Indenture from the obligations imposed by the covenants described under the captions "Covenants" and "Merger, Consolidation, Sale or Conveyance" above and omit to comply with such covenants without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (i) the Company or Tyco irrevocably deposits with the Trustee cash and/or direct obligations of the United States, as trust funds in an amount certified by a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm to be sufficient to pay each installment of principal of, premium, if any, and interest and Additional Amounts, if any, on all outstanding Debt Securities of such series issued under the Indenture on the dates such installments of principal, premium, if any, and interest are due;
(ii) no default or Event of Default shall have occurred and be continuing on the date of the deposit referred to in clause (i) or, in respect of certain events of bankruptcy, insolvency or reorganization, during the period ending on the 91st day after the date of such deposit (or any longer applicable preference period); and (iii) the Company delivers to the Trustee (A) an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize any income, gain or loss for United States federal income tax purpose as a result of such deposit and defeasance or covenant defeasance, as applicable, and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as applicable, had not occurred (in the case of defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture) and (B) an opinion of counsel to the effect that (x) payments from the defeasance trust will be free and exempt from any and all withholding and other taxes imposed or levied by or on behalf of Luxembourg or any political subdivision thereof having the power to tax, and (y) holders of such series of Debt Securities will not recognize any income, gain or loss for Luxembourg income tax and other tax purposes as a result of such deposit and defeasance or covenant defeasance, as applicable, and will be subject to Luxembourg income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as applicable, had not occurred.

MODIFICATION OF THE INDENTURE

    The Indenture contains provisions permitting the Company, Tyco and the Trustee, with the consent of the holders of not less than a majority of principal amount of the Debt Securities at the time outstanding of all series affected (voting as one class), to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities, except that no such modification shall (i) extend the final maturity of any of the Debt Securities or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair or affect the right of any holder of the Debt Securities to institute suit for the payment thereof without the consent of the holder of each of the Debt Securities so affected or (ii) reduce the aforesaid percentage in principal amount of Debt Securities, the consent of the holders of which is required for any such modification, without the consent of the holders of all Debt Securities then outstanding.

    The Indenture contains provisions permitting the Company, Tyco and the Trustee, without the consent of any holders of Debt Securities, to enter into a supplemental indenture, among other things, for purposes of curing any ambiguity or correcting or supplementing any provision contained in the Indenture or in any supplemental indenture or making other provisions in regard to the matters or questions arising under the Indenture or any supplemental indenture as the Board of Directors of the Company deems necessary or desirable and which does not adversely affect the interests of the holders of Debt Securities in any material respect. The Company, Tyco and the Trustee, without the consent of any holders of Debt Securities, may also enter into a supplemental indenture to establish the form or terms of any series of Debt Securities as are not otherwise inconsistent with any of the provisions of the Indenture.

CONCERNING THE TRUSTEE

    The Trustee may hold Debt Securities, act as a depository for funds of, make loans to, or perform other services for, Tyco, the Company and their subsidiaries as if it were not the Trustee.

                              PLAN OF DISTRIBUTION

    The Company may sell Debt Securities to or through underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. Each Prospectus Supplement will describe the method of distribution of the offered Securities.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

    Underwriters and agents who participate in the distribution of Debt Securities may be entitled under agreements which may be entered into by the Company to indemnification by the Company and Tyco against certain liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase offered Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

    Certain U.S. legal matters regarding the Debt Securities and the Guarantees will be passed upon for Tyco and the Company by Kramer, Levin, Naftalis & Frankel, New York, New York, counsel to Tyco and the Company. Joshua M. Berman, a director and vice president of Tyco, is counsel to Kramer, Levin, Naftalis & Frankel. Mr. Berman owns beneficially 64,000 common shares of Tyco. Certain matters under the laws of Bermuda related to the Guarantees of Tyco will be passed upon for Tyco by Appleby, Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Certain matters under the laws of Luxembourg related to the Debt Securities will be passed upon by Zeyen Beghin Feider Loeff Claeys Verbeke, Luxembourg counsel to the Company.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule included in Tyco's Transition Report on Form 10-K for fiscal year ended September 30, 1997 and included in Tyco's Current Report on Form 8-K dated April 23, 1998 and incorporated by reference in this Prospectus have been audited by Coopers & Lybrand, independent public accountants, as set forth in their reports included therein. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants, namely Coopers & Lybrand L.L.P. and Arthur Andersen LLP. The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance upon said reports given upon the authority of those firms as experts in accounting and auditing.